

MeadWestvaco

Annual Report 2004




Financial Highlights MEADWESTVACO CORPORATION AND CONSOLIDATED SUBSIDIARY COMPANIES

In millions, except per share data	2004	2003
Net sales	$ 8,227	$ 7,553
Net income (loss)	$ (349)	$ 18
Net income (loss), per share	$ (1.73)	$ 0.09
Net income before one-time and other items[1]	$ 147	$ 6
Net income before one-time and other items, per share[1]	$ 0.73	$ 0.03
Book value, per share	$ 21.17	$ 23.46
Dividends, per share	$ 0.92	$ 0.92
Cash provided by operating activities	$ 942	$ 463
Capital expenditures	$ 407	$ 393
Dividends paid	$ 186	$ 184
Total assets	$11,681	$12,470
Long-term debt	$ 3,427	$ 3,969
Shareholders' equity	$ 4,317	$ 4,713
Working capital	$ 811	$ 910
Debt-to-capital ratio[2]	42.9%	47.3%
Return on invested capital[3]	4.4%	2.3%

1 2004 excludes the following: pretax gains of $191 million, or $0.59 per share, on the sale of forestlands; pretax restructuring charges of $100 million, or $0.33 per share. 2004 also excludes a charge of $710 million, or $2.72 per share, for goodwill and asset impairments, and other exit costs relating to the pending sale of the company's paper business. 2003 excludes the following: pretax gains of $106 million, or $0.33 per share, on the sale of forestlands; pretax restructuring charges of $68 million, or $0.21 per share; pretax charges of $26 million, or $0.08 per share, relating to the early retirement of debt; pretax gains of $12 million, or $0.04 per share, for insurance recoveries; and an after-tax charge of $4 million, or $0.02 per share, related to the adoption of SFAS No.143. This presentation of net income and net income per share is non-GAAP.

2 2004 excludes from shareholders' equity the after-tax charge of $548 million related to the pending sale of the paper business.

3 Calculated using a five-point average of total debt and equity at the beginning of the year and each quarter end. Earnings before interest expense, interest income and unusual items are tax-effected at the domestic marginal rate. 2004 excludes a pretax charge of $710 million for goodwill and asset impairments and $100 million for pretax restructuring charges. 2003 excludes pretax restructuring charges of $68 million, pretax charges of $26 million related to the early retirement of debt, and pretax gains of $12 million for insurance recoveries.

Through execution of our strategic vision, our company made significant progress toward achieving its financial goals:

- Increased operating profits from the three continuing core businesses – Packaging, Consumer & Office Products and Specialty Chemicals – 40%, to $625 million from $446 million in 2003.
- Improved operating cash flow over 100% – to $942 million from $463 million in 2003.
- Generated over $300 million in year-over-year cash flow improvement from better management of working capital.
- Achieved productivity improvements, net of inflation, that resulted in a $136-million contribution to earnings. Also exceeded our target of $250 million for working capital improvements.
- Realized $300 million from sales of nonstrategic assets, primarily forestlands.

Business Segment Highlights[1]

Packaging

54% of sales	2004	2003
Sales	$4,402	$4,020
Segment profit[2]	431	275



Paper

28% of sales	2004	2003
Sales	$2,331	$2,127
Segment loss[2,3]	(27)	(46)



Consumer and Office Products

13% of sales	2004	2003
Sales	$1,090	$1,055
Segment profit[2]	137	126



Specialty Chemicals

5% of sales	2004	2003
Sales	$411	$352
Segment profit[2]	57	45



1 Excludes corporate and other sales and intersegment eliminations of $(7) million and $(1) million for 2004 and 2003, respectively. Excludes corporate losses of $622 million and $426 million for 2004 and 2003, respectively.

2 Segment profit (loss) is measured as results before restructuring charges, net pension income, interest expense, minority interest, income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes.

3 Paper segment loss of $27 million excludes charge related to long-lived asset impairment of $430 million pretax. Including the charge, the segment loss was $457 million.

CONTENTS

Letter to Shareholders

We made substantial progress toward our financial goal of generating returns above our cost of capital, and we sharpened our focus on high-value, higher margin businesses.

DEAR FELLOW SHAREHOLDERS In our 2003 annual report, I reported that MeadWestvaco had set the stage for profitable growth through customer focus, productivity and innovation – and that we were poised to generate greater financial returns with improvements in our core markets, which had been challenging to say the least. In 2004, MeadWestvaco made significant progress. We increased our earnings power and cash flow, reduced debt, maintained strict discipline in capital spending, and returned a strong dividend to shareholders. In summary, we made substantial progress toward our financial goal of generating returns above our cost of capital. At the same time, we sharpened our focus on high-value, higher margin businesses – especially Packaging, our largest segment.

Over the past year, MeadWestvaco realized the benefits of our commitment to building the leading coated papers platform in North America, positioning us for a significant milestone: the sale of our printing and writing papers business and related assets for $2.3 billion in cash, which we expect to complete this spring. This sale is a transformational event for MeadWestvaco. It will make us a more focused company – able to deliver stronger, more consistent financial returns. Equally important, it will enable us to concentrate our resources on capturing the profitable growth opportunities present in global packaging markets. When the transaction is closed, MeadWestvaco will have a more profitable business mix, increased stability of earnings and cash flows, a stronger balance sheet, and greater global balance.

In 2004, all three of our continuing core segments – Packaging, Consumer & Office Products and Specialty Chemicals – had strong operating performances, benefiting from internal productivity improvements, enhanced product mix and, in a number of important arenas, growing market shares. An improving economic environment and recovering markets also contributed to our performance. This is how our businesses performed:

PACKAGING MeadWestvaco's packaging business is exceptionally well positioned to compete across the packaging value chain, particularly in the growing global marketplace for high-value packaging.

Our leadership in highly engineered paperboard products, utilization of multiple packaging materials, world-class capabilities in creative design and converting, and excellence in integrated packaging systems enables us to deliver complete solutions that help our customers succeed in today's marketplace.

Letter to Shareholders

Many of our packaging customers are leading consumer products companies whose greatest growth potential lies outside North America – in the emerging markets of Central and Eastern Europe, Asia and Latin America. MeadWestvaco's global reach helps our customers address their new packaging challenges as they expand their businesses. We now derive about half of our packaging revenues from outside the United States and see substantial opportunities for continued global growth.

In 2004, our Packaging segment increased its operating profit by 57 percent, which we will build on as we meet growing global demand and continue to improve efficiency and product mix. Our mill-based businesses improved, with shipments of bleached paperboard up 10 percent and Coated Natural Kraft® up three percent over 2003 – with significant improvements in operating efficiency in both businesses.

Our Consumer Packaging Group also increased its profitability and revenues, with strong sales of DVD packaging for movies, games and television series collections, as well as innovative packaging for cosmetics and personal-care items. Additionally, we enhanced our already strong Packaging Systems business through the acquisition of Aries Packaging S. A. of Troyes, France.

2004 PACKAGING SALES BY BUSINESS


PAPERBOARD 58%
CONVERTING, DESIGN & SERVICES 23%
PACKAGING SYSTEMS 19%

2004 PACKAGING SALES BY GEOGRAPHY


UNITED STATES 52%
EUROPE 26%
OTHER AMERICAS 13%
PACIFIC 9%

CONSUMER & OFFICE PRODUCTS

Market leadership remains key to the success of our Consumer & Office Products segment, which also had a strong year. Segment operating profit increased by nine percent, reflecting both top- and bottom-line growth. We manufacture and distribute many of the best-known brands in stationery supplies for home, school and office use, plus a full range of envelope products. Our leadership in these categories continued to grow during the year, and our increased productivity more than offset higher costs, including the cost of uncoated paper.

We achieved much of our success through improved product mix and cost-saving programs. For example, we strengthened our competitive position in North America by consolidating our U.S. operations – better aligning production and distribution with customer needs and, at the same time, enabling the company to increase efficiency through cost reduction and productivity improvement.

In addition, the improved results reflect the success of our latest focused acquisition, Tilibra S. A. Produtos de Papelaria, the Brazilian-based school products leader. This acquisition complements our businesses and enables us to capitalize on our existing knowledge base and infrastructure in Brazil, where we have operated for more than a half century.

2004 CONSUMER & OFFICE PRODUCTS SALES BY BUSINESS


SCHOOL & CONSUMER PRODUCTS 36%
ENVELOPE PRODUCTS 28%
TIME MANAGEMENT & OFFICE PRODUCTS 24%
OTHER 12%

2004 SPECIALTY CHEMICALS SALES BY MARKET


AUTOMOTIVE 27%
PINE CHEMICALS 27%
INKS & COATINGS 24%
ASPHALT 12%
OTHER 10%

SPECIALTY CHEMICALS We continue to expand leadership positions in our core specialty chemicals markets, including activated carbon products that control truck and auto emissions, our proprietary asphalt emulsifiers for road construction and repair, and our superior resins for printing inks. We also generated profitable growth opportunities through the development of innovative new products, strategic alliances, partnerships and expansion into rapidly growing markets. The results of these efforts drove a 27-percent improvement in 2004 operating profit.

PAPERS Over almost three years, in very challenging economic and industry conditions, we have enhanced the value of our papers business by reducing costs and gaining market share. In 2004, shipments of coated paper increased 10 percent over 2003, and inventories were about 30 percent lower than the prior year. The papers business is fundamentally sound, with continuing strong market demand. The business is well positioned to compete as a stand-alone company once its sale is complete. We will retain our specialty papers business, which makes highly engineered materials for flooring, decorative surfaces and automotive applications.

PRODUCTIVITY At the end of 2003, we completed a two-year effort that reduced the cost of running MeadWestvaco by almost $400 million per year. At the same time, we launched a new two-year productivity initiative with a goal of $500 million – $250 million through improvements in working capital and $250 million in earnings improvements.

In 2004, we achieved more than half of that two-year goal, with productivity-related earnings improvement of $136 million and a reduction in working capital equivalent to $263 million. We achieved this by consolidating operations, improving information platforms, closing or divesting less productive assets, and improving the efficiency and cost structure of our entire company. At the same time, we aggressively managed our working capital – including inventory, receivables and payables.

We are initiating a new program that will match our overhead costs to the size and needs of our company after the sale of the papers business and will build systems to achieve world-class efficiency, quality and service. In addition, we will leverage our purchasing power and structure to become unmatched in sourcing and logistics, build a holistic view of our global operations to achieve best-in-class costs and effectiveness, and create a new MeadWestvaco business system.



STEWARDSHIP AND SAFETY MeadWestvaco also remains committed to continuous improvement in employee health and safety, where we have a strong record of accomplishment. Our company introduced a process to achieve new levels of safety performance, and, in 2004, our total case incident rate, a measure of reportable injuries per 200,000 hours worked, was below 2.00 for the second year running. We also reached a significant milestone when MeadWestvaco was named to the Dow Jones Sustainability World Indexes, following a rigorous assessment of our environmental and social performance, corporate governance practices and other factors. We were also proud to receive the American Forest & Paper Association's 2004 Wildlife Stewardship Group Award.

IN CONCLUSION We have entered 2005 with determination and confidence as we concentrate our energy and resources on the businesses with the greatest potential to generate profitable growth through market leadership – where customers demand and reward high-value solutions to their challenges. We are focused on markets where we can differentiate ourselves through innovation, create value for customers by understanding their markets and needs, and leverage an increasingly efficient cost structure. We can accomplish this in all of our remaining businesses.

In closing, I would like to thank Lee J. Styslinger, Jr., and Richard A. Zimmerman, valued members of our Board of Directors who retired in 2004, as well as R. Scott Wallinger, senior vice president, who retired after 43 years of service.

On behalf of the Board of Directors, I want to thank the men and women of MeadWestvaco who continue driving our company forward. With vision, enthusiasm and hard work, we are truly transforming MeadWestvaco into a company that delivers higher and more stable returns for investors, value-creating products and services for customers, and expanding opportunities for employees.

Sincerely,

John A. Luke, Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

MARCH 14, 2005

MeadWestvaco's innovation,
customer relationships and strength throughout
the packaging value chain drives our leadership.
From excellence in engineering unique paperboards
to innovative uses of multiple materials
to world-class expertise
in package design, converting and systems,
we deliver integrated packaging solutions
throughout the world – creating value
for customers, consumers and shareholders.
We are a leader in consumer and office products,
specialty chemicals and specialty papers,
where innovation is essential to market leadership.
Our businesses are dedicated to addressing
customers' most pressing challenges.


Sunshine
CHEEZ-IT
CHEEZ-I
Now Includes
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ACQUA DI
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ESCADA
ISLAND KISS
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FOUR
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PARIS
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OPTIMUM YEUX

PAPERBOARD

Our high-quality paperboards are used in thousands of packaging applications globally in many high-value markets.

Our global packaging leadership begins with a broad range of high-quality paperboard, serving customers in more than 100 nations. Our world-class mills produce almost four million tons of paperboard annually–delivering outstanding quality, service and value-added solutions our customers expect. Our Printkote® bleached paperboard is the product of choice for many high-value markets such as pharmaceutical, luxury goods and specialty foods. Our highly engineered Printkote® aseptic paperboard is a long-time industry favorite for packaging shelf-stable food and beverage products. Strength, moisture-resistance and printability make our Coated Natural Kraft® paperboard the material of choice for beverage packagers worldwide, while our high-performance Kraftpak® folding carton board is an ideal substrate for today's most challenging packaging applications faced by customers in the retail and industrial markets.

PACKAGE CONVERTING

With 48 plants in nine countries, we serve markets throughout the Americas, Europe and Asia, supporting many of the world's top consumer products companies. The world's most recognized luxury and healthcare brands rely on our package converting operations to support their brand identity. We use a variety of substrates, printing technologies and value-adding finishing techniques to produce high-quality, innovative packaging. Our capabilities also include anti-theft security and inventory management solutions, including the new RedTag® technology for DVDs and video games, and emerging radio frequency identification (RFID) technology for a broad array of intelligent packaging applications.

As customers enter new markets around the world, our packaging converting operations meet their expanding needs.



PACKAGING SYSTEMS

For more than a half century, Packaging Systems has set the global standard for the design and manufacture of advanced packaging machinery systems and cartons. Our packaging equipment operates at customer facilities in 75 countries on six continents, and beverage makers across the globe – including AmBev, Anheuser-Busch, Ashai Breweries, Coca-Cola, Guinness & Co., Modelo, Molson, Nestlé and PepsiCo – rely upon our proprietary high-performance equipment to pack some of the world's favorite drinks into cartons. The FridgeMaster® dispenser-style beverage package, with eye-catching graphics, superior package strength, easy handling and space efficiency, is widely recognized and valued. We are expanding our world-class portfolio of customers and brands by applying our packaging technologies to develop innovative concepts for dairy products and juice drinks, as well as frozen, fresh and processed foods such as yogurt and nutritional supplements.

Our packaging systems business, the global leader in beer and soft drink packaging, also leads the way in new concepts for dairy and food packaging.


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WINE AND SPIRITS MERCHANTS

PACKAGING DESIGN & SERVICES

We deliver creative packaging solutions to help customers market products and build brand loyalty.

MeadWestvaco delivers excellence in creative structural and graphic design–creating packaging solutions that support our customers' needs for marketing, consumer education and protective packaging. Our expertise in multiple packaging materials–from paperboard and plastic to paper and foil–allows us to develop creative packaging solutions for the world's most demanding consumer markets–media and entertainment, cosmetics, personal care and confectionery. Our proprietary Digipak® and Amaray® packages for DVDs, CDs and video games, which combine high-quality paperboard with our injection-molding technology, set the global standard for movie, music and game packaging. To meet the needs of the healthcare market, we offer a variety of packaging alternatives, including our award-winning Dosepak® product, which is child resistant, senior friendly and can incorporate patient education material and marketing space, aiding our customers in building brand loyalty.



Zwipes
Permanent. 'til you take it off!
Mead
1 Write On!
2 Scribble Out!
3 Erase It!
with cap erasers!
5 SUBJECT NOTEBOOK
Zwipes
Zwipes

CONSUMER & OFFICE PRODUCTS

We continue adding to our list of leading consumer and office brands with new products that anticipate consumer trends, such as Zwipes™ which will launch this fall.

We have the best recognized brands in the business. MeadWestvaco leads the North American and Brazilian stationery markets for school, home and business use–with products that help people organize, communicate, create and learn. Our customers, who range from office superstores to independent variety and stationery stores, have long relied on the success of our popular brands: AT-A-GLANCE,® Cambridge® and DayRunner.® Our school stationery brands–Five Star,® Hilroy,® Mead® and Tilibra®–help students better organize their school work and focus on learning. Our Envelope Products Group, which includes the widely recognized Columbian® brand, is a leading supplier to the commercial, financial, utility and direct mail industries. The envelope group's varied products and services help our customers meet today's demanding business needs–from creative design to cost-efficient materials to high-volume distribution.

SPECIALTY CHEMICALS

Innovation drives our Specialty Chemicals Division to deliver new products and services that enhance the performance of our customers' products and address some of industry's most pressing challenges. We are the market leader in the manufacture of activated carbon, used in truck and auto emission controls; our asphalt emulsifiers and proprietary cold-paving technology are used worldwide to make road construction and repairs safer and easier on the environment. In 2004, we collaborated with government agencies and developers of ultracapacitors, which store and release energy, to create innovative solutions for automotive and utility applications using our activated carbon technology. We also helped launch the NanoCool™ system, which includes a special cooling technology critical to shipping temperature-sensitive materials, such as biotechnology, pharmaceutical and specialty food products.

We provide an array of premium products and services, leveraging customized, research-based technologies for many end uses.


MeadWestvaco
MeadWestvaco

2004 KEY EVENTS

During 2004, MeadWestvaco continued an ambitious drive to profitable growth through innovative products and services for high-end markets, a focus on our customers and their markets, and continuous improvements in productivity. Here are some of the key events:

- Consumer & Office Products became the leading distributor of school, home and office products in the large and rapidly growing South American market through the acquisition of Tilibra S.A. Produtos de Papelaria, the largest consumer and office products business in Brazil.

- Our Packaging Systems business received top honors for carton design excellence at the 2004 National Paperboard Packaging Competition, sponsored by the Paperboard Packaging Council.

- Rigesa started up a state-of-the-art corrugated box plant to serve Brazil's rapidly growing fruit market with our differentiated packaging and systems solutions in Fiera de Santana in the state of Bahia.

- Our Consumer Packaging Group received the President's Top Award for our proprietary Dosepak® packaging for Procter & Gamble's Actonel® from the World Packaging Organization, which recognizes internationally superior packaging.

- Consumer & Office Products streamlined its North American converting and distribution operations to enhance customer service and lower costs.

- Our Specialty Chemicals Division began serving the automotive market in China through an exclusive agreement with Mindong Lianyi Group of Fujian for its activated carbon product lines for emission controls.

- Consumer & Office Products simplified purchasing and product management for envelope customers through the Integreat™ suite of e-services.

- Our Specialty Papers Division patented its design application system for our Lustralite® line of decorative papers. It features natural and synthetic materials that add texture, dimension and color to countertops, wallcoverings, furniture, flooring and other decorative surface applications.

- The Dow Jones Sustainability World Indexes recognized MeadWestvaco for our performance in protecting and improving the environment and the communities in which we operate, when it named us to its listing in 2004.

- Our partner, Dofasco, utilized our extruded saturating kraft paper to develop Zyplex,® a light-weight, durable composite of plastic, paper and steel. Used in truck trailer sidewalls, it reduces trailer weight, lowering fuel costs and increasing shipping capacity.

- Our Packaging Systems business increased its competitive position in Europe through the acquisition of Aries Packaging S.A. of France, a producer of value-added machinery and packaging-line services to customers in the dairy, food, beverage and specialty packaging industries worldwide.

- Our Packaging Resources Group introduced an industry-first level of "absolute whiteness" with new generations of Printkote® and Tango® bleached paperboards.

- The American Forest & Paper Association awarded its 2004 Wildlife Stewardship Group Award to MeadWestvaco for its Wildlife and Ecosystem Research Forest, a living laboratory for scientists to study the advancement of sustainable forestry.

- Our Consumer Packaging Group won three awards at the Institute of Packaging Professionals' AmeriStar Package Competition, North America's most prestigious package awards competition: the Stoli Ice Shot Glass Maker promotional package; the Motorola Original™ Cell Phone Accessories / InSight Slider™ visual package; and the FootJoy StaSof® Golf Glove /Accents™ Dimensional Coating package.

- Our Coated Board Division welcomed the 10,000th attendee to its Paperboard Knowledge® Seminar, an educational forum for customers and industry professionals, and held its 100th seminar.

- The Packaging Resources Group improved order fulfillment accuracy while reducing product waste and overruns through its new linear footage measuring tool – the Supercalendar Winder Optimization Tool.

- Our New Ventures Group's radio frequency identification (RFID) item-level inventory solution met the technology recommendations of the U.S. Food and Drug Administration's Anti-Counterfeiting Task Force, a program designed to keep the country's drug supply secure against counterfeiting.

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

Management's Discussion and Analysis

OVERVIEW For the year ended December 31, 2004, MeadWestvaco Corporation ("MeadWestvaco" or the "company") reported a net loss of $349 million, or $1.73 per share. The net loss for the year included a pretax charge of $710 million ($548 million after tax), or $2.72 per share, for goodwill and asset impairments, and other exit-related costs associated with the pending sale of the company's paper business. Also included in the net loss were pretax charges for restructuring of $100 million, or $0.33 per share, and pretax gains of $191 million, or $0.59 per share, for the sale of 170,000 acres of forestlands, generating gross proceeds of $252 million. Comparable amounts for prior periods are noted later in this discussion. The amounts related to the items noted above are reflected in corporate and other for segment reporting, except the impairment related to the paper business long-lived assets, which is reflected in the results of the Paper segment.

In January of 2005, the company entered into an agreement to sell all of its interests in its printing and writing paper business, related forestlands and other assets ("paper business") to an affiliate of Cerberus Management LLC, a private investment firm, for $2.3 billion in cash. The company estimates that it will incur a pretax accounting loss of about $825 million to $840 million (approximately $625 million to $635 million after tax), of which $710 million ($548 million after tax) was recorded in the fourth quarter of 2004. This included a pretax charge of $668 million ($506 million after tax) for impairments of goodwill and other long-lived assets, most of which was associated with fair-value adjustments of the paper business recorded in purchase accounting at the time of the merger of Mead and Westvaco. The charge for impairments of long-lived assets of $430 million is included in the segment loss for the paper business, while the goodwill impairment charge of $238 million is included in corporate and other for segment reporting. The company expects to incur additional costs in 2005 of approximately $115 million to $130 million pretax once the divestiture is completed. The transaction is expected to close in the second quarter of 2005. Beginning in 2005, the company will report the paper business as a discontinued operation.

During 2004, the company benefited from improved performance in each of its businesses driven by strong market demand, which led to higher shipments and higher price realization. Additionally, the improvement in earnings was driven in large part by productivity initiatives, including more efficient mill operating performance, continued growth in the paper and packaging converting businesses, and actions taken to reduce operating costs and improve product mix. The costs for each segment discussed are noted in the sections about those operations.

In the Packaging segment, sales revenue increased 10% compared to 2003, and segment earnings increased 57%. This strong increase in earnings was the result of increased demand for most grades of paperboard as evidenced by stronger shipments, higher selling prices and better product mix, as well as by more efficient operations in the segment's mill-based businesses. The segment's converting operations also performed well during the year, especially in the company's consumer packaging businesses, which had strong growth in media and entertainment packaging markets, and also in cosmetics and tobacco packaging. In the packaging systems business, results benefited from improved productivity and the contribution of the segment's packaging acquisition in France. This segment, which includes most of the company's internationally focused businesses, also benefited from a strengthening of other currencies against the dollar.

The Paper segment loss for the year includes the fourth quarter charge for asset impairments related to the pending sale of the paper business. Before that charge, although the segment operated at a loss for the year, results improved over 2003. The business operated more efficiently than in the prior year and experienced both increased demand and market share, resulting in higher shipment levels for coated paper, from both production and inventory. These factors helped to offset the effects of higher costs for wood, energy, freight and petroleum-based raw materials.

In the Consumer and Office Products segment, results were positively impacted by acquisitions of school and office and time-management products businesses made during the current and prior year, which contributed to the improvement of both sales and earnings for the year. Offsetting the favorable effects from these additions to the business were the continuing challenge of global competitive pressures from lower priced imports and higher costs for paper and distribution.

In the Specialty Chemicals segment, sales revenue and operating profit both increased from the prior year. Sales were higher, primarily in automotive markets, and the business had solid shipments of the chemicals used in asphalt paving, solvent ink and industrial pine chemical markets. Although the overall segment results improved for the year, results were offset in part by higher energy, freight and other costs compared to last year.

The company continued to make progress on its two-year, $500-million productivity initiative that it commenced in the fourth quarter of 2003. This initiative focuses on reducing working capital as a percent of sales; generating cash flow from inventory, accounts receivable and accounts payable; and also improving pretax earnings through cost reductions, product mix improvements and volume growth. In 2004, the company made positive strides toward attaining the goals of this initiative by lowering net operating working capital as a percentage of sales by 3.4 points, freeing up the equivalent of approximately $263 million in working capital compared to December 31, 2003. Since the beginning of 2004, the company has generated approximately $136 million in pretax earnings improvement through the consolidation of various operations, cost reductions and improved volume and mix in many of its businesses. Cash flow from operations increased $475 million over last year, allowing the company to reduce debt and fund its operations and dividend payments internally. This improvement was a result of both increased earnings and disciplined working capital management, including inventories, accounts receivable and accounts payable. Earnings productivity improvements are net of cost inflation and before interest and income taxes and exclude the effects of acquisitions and divestitures. Any price increases or decreases in mill-based paper and paperboard businesses are excluded from the productivity measure. In connection with these initiatives, the company also incurred approximately $100 million in restructuring charges in 2004.

Some of the productivity actions taken during the year included the closing of several consumer and office products manufacturing facilities in North America, the consolidation of certain forestry operations, the closing of a packaging systems plant, the sale or closure of several facilities in Europe, the integration of the former Day Runner organization, the continued focus on reducing inventories and the implementation of a change in the company's accounts payable terms.

RESULTS OF OPERATIONS The merger of The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") to form MeadWestvaco was completed on January 29, 2002. For accounting purposes, the merger was treated as an acquisition of Mead by Westvaco. Therefore, the historical financial statements of MeadWestvaco are the consolidated historical financial statements of Westvaco. Since the merger was effective January 29, 2002, results for 2002 include approximately 11 months of Mead's operating results.

The following are results for the three years ended December 31, 2004, 2003 and 2002, as reported in accordance with accounting principles generally accepted in the United States (GAAP). All references to per share amounts are presented on an after-tax basis.

Year ended December 31, 2004

		Years ended December 31	
In millions, except per share data	**2004**	**2003**	**2002**
Sales	$8,227	$7,553	$7,242
Cost of sales	7,029	6,556	6,196
Selling, general and administrative expenses	882	865	856
Papers Group goodwill and asset impairments and other exit-related costs	710	-	-
Interest expense	278	292	310
Other income, net	(218)	(134)	(104)
	(454)	(26)	(16)
Income tax provision (benefit)	(105)	(48)	(11)
Income (loss) from continuing operations	(349)	22	(5)
Discontinued operations	-	-	(34)
Cumulative effect of accounting change	-	(4)	(359)
Net income (loss)	$ (349)	$ 18	$ (398)
Income (loss) per share–basic and diluted			
Income (loss) from continuing operations	$ (1.73)	$ 0.11	$ (0.02)
Discontinued operations	-	-	(0.18)
Cumulative effect of accounting change	-	(0.02)	(1.87)
Net income (loss)	$ (1.73)	$ 0.09	$ (2.07)

Sales for the year ended December 31, 2004, were $8.23 billion compared to $7.55 billion for the year ended December 31, 2003, and $7.24 billion for the year ended December 31, 2002. Increased sales, compared to 2003, were the result of improved demand in all four business segments throughout most of the year, with pricing improvement beginning in the second quarter for the mill-based businesses, except coated paper where pricing improvement began in the third quarter. Overall, the increase in sales of 9% reflects higher volume of shipments, and improved pricing and product mix across all of the business segments. The increase in 2003 sales over the year ended December 31, 2002, is primarily due to the timing of the merger with only 11 months of sales for Mead included in the 2002 results. Refer to the individual segment discussions that follow for detailed sales information for each segment.

Cost of sales for the year ended December 31, 2004, was $7.03 billion, compared to $6.56 billion and $6.20 billion for the years ended December 31, 2003 and 2002, respectively. Although cost of sales increased over both 2003 and 2002, the company's gross margin improved about 1.3 points over 2003 and was slightly improved over 2002 due to more efficient operating performance across all of the business segments, and actions taken to reduce costs and enhance volume and mix. Restructuring charges for the year that were included in cost of sales were $89 million, compared to $47 million in 2003 and $75 million in 2002.

Due to order backlogs and strong customer demand, market-related downtime in 2004 was significantly less than in 2003. Total market-related downtime in 2004 was about 55,000 tons, which had a negative impact on results of approximately $15 million. The majority of this downtime was taken in the first quarter of 2004 in the Paper segment. In 2003, the company took 148,000 tons of market-related downtime, which had an impact on results of $45 million. The 2003 market-related downtime was taken primarily in the second half of the year by both the Packaging and Paper segments. Maintenance costs in 2004 were also less than in 2003. Total maintenance costs in 2004 were about $470 million, compared to $485 million in 2003. Maintenance costs and the effects of market-related downtime are reflected in cost of goods sold.

As noted above, the company has entered into an agreement to sell its paper business for $2.3 billion in cash. As a result of the transaction, charges of $710 million were recorded in the fourth quarter of 2004. This included a pretax charge of $668 million for impairments of goodwill and other long-lived assets, most of which was associated with value adjustments of the paper business recorded in purchase accounting at the time of the Mead and Westvaco merger. Beginning in 2005, the company will report the paper business as a discontinued operation.

Selling, general and administrative expenses were $882 million, $865 million and $856 million for the years ended December 31, 2004, 2003 and 2002, respectively. Selling, general and administrative expenses as a percentage of sales were 10.7%, 11.4% and 11.8% for the years ended December 31, 2004, 2003 and 2002, respectively. Restructuring charges included in selling, general and administrative expenses were $11 million in 2004, $21 million in 2003 and $78 million in 2002. This decrease was a result of various activities which focused on reducing spending and staff throughout the company, offset by current year acquisitions in the Consumer and Office Products and Packaging segments. Due to the timing of the merger, 2002 selling, general and administrative expenses excluded Mead's selling, general and administrative expenses in January 2002.

Pension income, before settlements and curtailments, was $73 million in 2004, compared to $70 million in 2003 and $124 million in 2002, reflecting the company's continued overfunded position in its qualified plans. Pension income is reflected in cost of goods sold and selling, general and administrative expenses and is reported in corporate and other for segment reporting. The company expects pension income, before settlements and curtailments, to be approximately $75 million after the sale of the paper business.

Interest expense of $278 million in 2004 decreased from $292 million in 2003 and $310 million in 2002, primarily due to actions taken to pay down higher coupon debt.

Other income, net was $218 million in 2004, compared to $134 million and $104 million for the years ended December 31, 2003 and 2002, respectively. Higher other income in the current year is primarily related to higher gains on the sales of forestland compared to the prior year. Gains on the sales of forestland were $191 million before taxes in 2004, compared to gains of $106 million and $105 million before taxes in 2003 and 2002, respectively. Also included in full-year results for 2003 and 2002 was investee income of $21 million and $11 million, respectively, primarily from the company's investment in Northwood Panelboard Company. Current year results include $1 million from this investment, which was sold early in 2004. The results for 2003 included pretax gains related to insurance recovery settlements of $12 million and the sale of the company's investment in a convertible debenture that resulted in a pretax gain of $5 million. During the year ended December 31, 2003, the company retired a portion of its debt and incurred pretax charges of approximately $26 million, compared to $6 million in 2002.

For the years ended December 31, 2004, 2003 and 2002, the effective tax rate was approximately 23%, 185% and 69%, respectively. The annual effective tax rate for 2004 decreased from 2003 as a tax benefit is not recorded for the impairment of goodwill. The increase in the annual effective tax rate in 2003 reflects a deferred tax benefit adjustment, associated with property, plant and equipment, made in 2003, and is higher than the statutory rate due to the composition and mix of earnings and losses in certain jurisdictions, primarily domestic operations.

Net income in 2003 included an after-tax charge of $4 million, or $0.02 per share, for the cumulative effect of an accounting change related to the adoption of Statement of Financial Accounting Standard (SFAS) No. 143, *Accounting for Asset Retirement Obligations.* Net loss in 2002 included a loss of $34 million, or $0.18 per share, related to discontinued operations and a charge of $359 million, or $1.87 per share, related to the cumulative effect of a change in accounting principle as of January 1, 2002, for the impairment of premerger goodwill due to the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets.*

In addition to the information discussed above, the following sections discuss the results of operations for each of the company's business segments and corporate and other.

Packaging segment

In millions	2004	2003	2002[2]
			Years ended December 31
Sales	$4,402	$4,020	$3,728
Segment profit[1]	431	275	324

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.
2 Includes only 11 months of Mead due to the timing of the merger.

The Packaging segment produces bleached paperboard, Coated Natural Kraft® paperboard, linerboard and saturating kraft, and packaging for consumer products in the media, beverage and dairy, cosmetics, tobacco, pharmaceutical and healthcare markets. In addition, the Packaging segment designs and produces multipack cartons and packaging systems primarily for the beverage take-home market. This segment's products are manufactured at four domestic mills and two mills located in Brazil. Paper, paperboard and plastic are converted into packaging products at plants located in North America, Brazil, Japan and Europe. These products are sold primarily in North America, with additional markets located in Latin America, Europe, Asia and the Pacific Rim.

Sales in the Packaging segment increased to $4.4 billion for the year ended December 31, 2004, compared to 2003 sales of $4.0 billion and 2002 sales of $3.7 billion. The sales increase of 10% for 2004 over the prior year was a result of strengthening demand for the company's products, especially in the company's converting operations, and higher shipments in nearly all of the paperboard grades. Bleached board shipments of 1.8 million tons were up 10% over the prior year, and the business realized a year-over-year price increase of about $10 per ton across bleached board grades. Shipments for Coated Natural Kraft® paperboard of over one million tons increased 3% from the prior year, with pricing comparable to 2003. The segment's consumer packaging business reported strong results on higher year-over-year sales growth of print and plastic packaging for the media and entertainment industries as well as increased demand for cosmetics and tobacco packaging in Europe. In the beverage packaging business, sales were up due to strong demand in North America, offset somewhat by weaker demand in European markets compared to last year. Sales also benefited from the current year acquisition of a European packaging systems machinery business and a strong euro compared to the dollar. The company's Brazilian packaging operation, Rigesa Ltda., had a 13% increase in sales over 2003 driven by higher shipment levels and improved product mix and pricing.

Segment profit for the year increased to $431 million compared to 2003 and 2002 results of $275 million and $324 million, respectively. The strong 57% increase over 2003 reflects higher production and shipment levels at the paperboard mills, improved mill operating performance and profitable growth in consumer packaging. The consumer packaging results were positively impacted by improved mix of special packaging for media and cosmetics products and efficiencies from the consolidation of facilities in the converting businesses. In the packaging systems business, results improved primarily in Europe and Latin America due to improved converting productivity and the contribution of Aries Packaging S.A. ("Aries Packaging"), a current year acquisition. Segment results also benefited from favorable foreign currency exchange rates. Year-over-year segment results improved $156 million. Earnings benefited by $90 million from price, mix and volume increases, $22 million from favorable foreign currency exchange rates, $13 million from less market-related downtime, and $116 million from operating cost decreases compared to the prior year. Earnings were adversely affected by higher maintenance costs of $21 million and higher costs for energy, wood and freight of $64 million.

Paper segment

In millions	2004[2]	2003	2002[3]
			Years ended December 31
Sales	$2,331	$2,127	$2,101
Segment loss[1]	(457)	(46)	(71)

1 Segment loss is measured as results before restructuring charges, net pension income, interest expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.
2 Includes charges related to long-lived asset impairments of $430 million.
3 Includes only 11 months of Mead due to the timing of the merger.

The Paper segment is engaged in the manufacturing, marketing and distribution of coated, carbonless and specialty papers. This segment's products are manufactured at seven domestic mills.

Sales for the Paper segment increased to $2.3 billion from $2.1 billion in 2003 and 2002. The improvement was driven by higher coated paper shipments, reflecting increased demand and a gain in market share as well as the impact of higher selling prices during the second half of 2004. Coated paper shipments were up 10% from 2003, and overall average pricing increased about $10 per ton. Shipments and pricing for carbonless paper were comparable with the prior year.

The full-year operating loss for the segment includes a 2004 fourth quarter charge of $430 million for long-lived asset impairments related to the pending sale of the printing and writing paper operations. Excluding the charge from the reported loss of $457 million, this segment recorded a loss of $27 million, compared to a loss of $46 million and $71 million for 2003 and 2002, respectively. Although results for the segment are improved from a year ago due to improved mill operating performance and higher selling prices and shipments, current year results continued to be negatively impacted by higher costs for energy, wood and freight. Compared to 2003 results, the segment was positively impacted by price and volume increases of $30 million, reduced maintenance costs of $17 million, decreased market-related downtime of $23 million and reduced operating cost by about $8 million. Results for 2004 were adversely affected by higher energy, wood and freight costs of $38 million. Results for 2003 included the positive contribution of the Northwood Panelboard investment of $22 million, compared to $1 million in 2004. This investment was divested early in 2004. The specialty paper business results improved in the current year from improved volume and product mix.

Consumer and Office Products segment

In millions	2004	2003	2002[2]
			Years ended December 31
Sales	$1,090	$1,055	$1,053
Segment profit[1]	137	126	131

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.
2 Includes only 11 months of Mead due to the timing of the merger.

The Consumer and Office Products segment manufactures, markets and distributes school, office, envelope and time-management products to retailers and commercial distributors. This segment's operations are conducted predominantly in North America and Brazil.

Sales for this segment increased to $1.09 billion in 2004, compared to about $1.05 billion for 2003 and 2002. The 3% sales growth was driven by strong demand for time-management products and current and prior year acquisitions, which were offset by the continuing challenge of global competitive pressures from lower priced imports, especially in the commodity-based paper products. Sales from the current year Brazilian acquisition, Tilibra S.A. Produtos de Papelaria ("Tilibra"), were a significant portion of the sales increase in 2004 over 2003. Segment operating profit also benefited from the current and prior year acquisitions and continued improvement in product mix, but was negatively impacted by higher raw materials costs, primarily uncoated paper, which because of contract timing, the business could not fully pass on to customers in the current year. Productivity improvement initiatives are currently underway, including the consolidation of several converting facilities in North America. Management expects these ongoing efforts to further reduce costs and enhance distribution and services to customers. Year-over-year results were positively impacted by the current year acquisitions by $11 million, volume and mix increases of $9 million, offset by the negative impact of higher costs of about $9 million.

Specialty Chemicals segment

In millions	2004	2003	2002
			Years ended December 31
Sales	$411	$352	$343
Segment profit[1]	57	45	57

1 Segment profit is measured as results before restructuring charges, net pension income, interest expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Specialty Chemicals segment manufactures, markets and distributes products at four domestic locations. Major product groups are: activated carbon products; printing ink resins and lignin-based surfactants; and tall oil fatty acid, rosin and derivative products.

Sales increased in 2004 to $411 million from $352 million in 2003 and $343 million in 2002 on strong demand for the segment's activated carbon-based products, particularly in the automotive sector, as well as solid shipments of the segment's chemicals used in asphalt paving, solvent ink and industrial pine chemical markets. The earnings improvement over 2003 is the result of improved volume and price in these markets of $20 million, offset by higher costs primarily for energy and freight of $8 million.

Corporate and other

In millions	2004[2]	2003	2002
			Years ended December 31
Sales	$90	$99	$131
Corporate and other loss[1]	(622)	(426)	(457)

1 Includes goodwill impairment charges, minority interest, restructuring charges, net pension income, interest expense and gains on asset sales.
2 Includes charges related to goodwill impairment of $238 million and other exit costs related to the sale of the paper business of $42 million.

Corporate and other includes the company's forestry operations and corporate support staff services, and related assets and liabilities, including merger-related goodwill. Corporate and other also includes income and expense items not directly associated with segment operations, such as restructuring charges, certain legal charges and settlements, net pension income, interest expense and other activities.

For the year ended December 31, 2004, results for corporate and other include a goodwill impairment charge and other exit costs related to the pending sale of the paper business of $280 million. Excluding this charge from the reported loss of $622 million, the loss for corporate and other was $342 million, compared to a loss of $426 million and $457 million in 2003 and 2002, respectively. The reduction in the loss reflects reduced interest expense of $14 million, higher forestland sales gains in 2004 of $85 million, higher pension income of $3 million, and insignificant debt retirement costs in 2004 compared to the prior year charges of $26 million. The effects of these items were partially offset by restructuring charges that were higher in 2004 by $32 million and no insurance settlement in 2004, compared to the prior year gains of $12 million.

Outlook Despite a challenging business environment in 2004, the company continues to make progress toward strengthening its competitive position and financial condition. Management continues to focus on matters that it can control through its productivity initiative. This initiative was implemented in the fourth quarter of 2003 with a goal of achieving $500 million in productivity improvements over two years, which includes $250 million in pretax earnings improvement and $250 million in better working capital performance. The measurement of the earnings improvement excludes pricing changes that the company's mill-based businesses experienced in 2004 and may experience in 2005, and is measured over and above any effects of inflationary cost increases. The measurement of the improvement in working capital will continue to factor in any change in sales during 2005 as it did in 2004. The results of this initiative were strong in 2004, and management expects this progress to continue in 2005. As a result of actions taken to accomplish this initiative, the company incurred $100 million in restructuring costs in 2004 and expects to incur an additional $75 million in costs in 2005 unrelated to the pending sale of the paper business. In 2005, earnings improvement is expected to come from three sources: cost reductions, product mix enhancements and volume growth. The company anticipates reducing working capital as a percentage of sales through disciplined management of the following elements of working capital: inventory, accounts receivable and accounts payable.

The company is focused on its business strategy: to create global leadership in high-value packaging and deliver higher and more stable returns to its shareholders. In line with this strategy, in January of 2005, the company entered into an agreement to sell all of its interests in its printing and writing paper business, related forestlands and other assets to a private investment firm for $2.3 billion in cash. The company expects to use approximately $900 million to $1.1 billion of the proceeds to pay down debt and between $500 million and $700 million to return value to shareholders through stock repurchases. At the completion of the capital restructuring, the company expects its debt-to-capital ratio to be 40 percent or less. The remaining cash will be available either for strategic growth opportunities or to further pay down debt and return value to shareholders. The company estimates that it will incur a pretax accounting loss of $825 million to $840 million on this transaction, of which $710 million was recorded in the 2004 fourth quarter. The company expects to incur additional costs in 2005 of approximately $115 million to $130 million pretax once the divestiture is completed. The transaction is expected to close in the second quarter of 2005. Beginning in 2005, the company will report the paper business as a discontinued operation.

The company's Packaging segment had stronger results in 2004 compared to 2003. The segment saw strong performance from its consumer packaging and mill-based businesses and results from the segment's beverage packaging businesses also remained firm. Demand for print and plastic packaging in the media and entertainment markets remains strong but is expected to decline seasonally in the first quarter of 2005 after the strong holiday season. Healthcare markets continue to be challenging with intense price competition. Rigesa, the company's Brazilian subsidiary, continues to grow from improved volume, product mix and pricing. In the segment's mill-based businesses, demand for bleached board was strong in 2004. Demand is expected to remain seasonally firm in the first quarter of 2005.

In its Paper segment, the company took actions over the last two years to improve the competitive position of its coated paper business. Excluding charges related to the pending sale, those actions were reflected in improved segment results. Strong demand and increased price realization helped improve results, and early economic indicators appear to point to continued firm demand in 2005. Additionally, the weakening of the dollar relative to other currencies could continue to contribute to a decline in imports of coated paper. Although the business still incurred operating losses in the fourth quarter of 2004, the paper mills operated more efficiently than they did in 2003. As noted above, the company has entered into an agreement to sell all of its interests in its printing and writing paper business, related forestlands and other assets. Upon the closing of the sale transaction, certain pension assets and liabilities for hourly employees will be transferred to the buyer. As of December 31, 2004, the value of those assets was approximately $290 million. Beginning in 2005, the company will report the paper business separately as a discontinued operation.

Demand for the company's consumer and office products is expected to remain firm in 2005. Strengthened by several niche acquisitions in 2003 and 2004, including AMCAL, Day Runner, Inc., and Tilibra, this segment's time-management products exhibit a strong presence in major retail and commercial channels. Continued integration of these acquisitions, and facility consolidation actions taken in 2004, should contribute to improved operating performance in 2005. This segment's traditional back-to-school products have experienced pressure from imported products, especially in its commodity lines. Strong proprietary brands, along with licensed products, continue to provide positive results in the business segment's value-added product lines, offsetting losses in lower margin commodity and private label products. This segment's time-management products continue to be some of the most well-recognized brands in the marketplace. In Consumer and Office Products, the company typically incurs a loss in the first quarter as the business builds inventory for its back-to-school selling season in the second and third quarters and for the peak selling season for time-management products in the second half of the year.

The Specialty Chemicals segment saw growth in 2004 in its asphalt, automotive-based carbon, solvent ink and industrial pine chemicals markets. Growth in the pine chemicals market is expected to continue to be strong in 2005, but the automotive market could slow slightly. Although the broader market for the segment's asphalt products is expected to decline over the next year, management expects the segment's share to grow through alliances that the business has with others in these markets. The segment is focused on continued product innovation, creating alternative uses for many of the byproducts of the papermaking process.

The first quarter of the year is a seasonally weaker period for several of the company's businesses, including the beverage packaging systems business, many of the company's consumer packaging businesses, bleached paperboard and some of the specialty chemicals products. Additionally, the company expects continued price pressure for energy, wood and certain raw materials in the first quarter of 2005.

Capital spending was $407 million in 2004 and is expected to be approximately $375 million in 2005. Included in the 2005 amount is an estimate of four months of operations for the paper business. Depreciation, depletion and amortization expense was $726 million in 2004 and is expected to be approximately $525 million for continuing operations in 2005, excluding the paper business.

Interest expense totaled $278 million in 2004. Management expects interest expense to be in the range of $220 million to $230 million in 2005, reflecting the debt reduction that will result from the company's plans to use the expected proceeds from the sale of the paper business to reduce debt.

The company currently estimates overall pension income in 2005 to be similar to the $73 million before taxes recorded in 2004. This estimate also assumes a discount rate of 5.75%, compared to 6% in 2004. This estimate also assumes a rate of salary increases of 4% and rate of return on assets of 8.5%, similar to the 2004 assumptions.

The company generated gross proceeds of $252 million and $281 million from the sales of forestland in 2004 and 2003, respectively. The company is nearing the end of its forestland sales program and expects lower forestland sales proceeds in 2005 of $50 million, after the sale of the paper business.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the "Forward-looking statements" section later in this document.

Year ended December 31, 2003 *Packaging segment:* Sales revenue increased, compared to 2002, although segment earnings declined due to weaker market conditions and weaker operating performance in some of the segment's mill-based businesses. Demand was weak for the segment's bleached board packaging products, prompting the company to take significant market-related downtime in the second half of the year. The segment's converting operations performed well during the year, offsetting some of the performance of the mill-based bleached and unbleached operations. Demand for consumer packaging remained strong in 2003, particularly for media and entertainment packaging and packaging for healthcare-related items. The segment's coated unbleached kraft paperboard mill and related beverage packaging business also performed well on strong demand mostly in North America. This segment, which includes most of the company's internationally focused businesses, benefited from a strengthening of other currencies against the dollar, in particular the euro.

Paper segment: Although the Paper segment incurred a loss for the year, results improved over 2002 despite lower pricing and shipments (including January 2002 Mead shipments). This segment benefited from much of the synergy-related savings that resulted from the merger. Demand continued to be weak in 2003, especially in commercial printing. As a result of lower demand, the segment took extended market-related downtime during the year. Pricing for coated paper remained at historical lows, down 4% during the fourth quarter, compared to last year's fourth quarter, and down 2% for the year. Carbonless paper volumes were down compared to 2002, mainly in the first half of the year (including January 2002 Mead shipments). This segment continued to be negatively affected by competition from imports, particularly from Asia and Europe.

Consumer and Office Products segment: Results were comparable to 2002. Sales were relatively flat, with operating profit slightly lower than 2002. The segment completed two niche acquisitions during 2003 to complement its already strong time-management business. Offsetting the favorable effects from these additions to the business were reduced sales of commodity-based school products due to increasing offshore competition.

Specialty Chemicals segment: Sales revenue increased, although operating profit declined modestly from 2002. Sales were higher, primarily in automotive markets, offsetting competitive pressures in the segment's industrial markets. Results were lower in this segment due to higher costs for energy.

Other items: Due to the timing of the merger, 2002 selling, general and administrative expenses excluded Mead's selling, general and administrative expenses in January 2002. Selling, general and administrative expenses were $865 million in 2003 compared to $856 million in 2002. Selling, general and administrative expenses included $21 million of restructuring charges compared to $78 million of restructuring and merger-related expenses in 2002. Selling, general and administrative expenses were higher in 2003 due to increased employee-related costs, higher outside fees and services, and lower pension income compared to the prior year.

Interest expense decreased to $292 million in 2003, compared to $310 million in 2002, as the company took actions to reduce higher cost debt and continued to utilize interest-rate swaps to move some of its fixed-rate debt to variable rates.

Pension income, before settlements and curtailments, was $70 million before taxes compared to $124 million in 2002, reflecting the company's continued overfunded position in its qualified plans.

Other expense (income), net increased in 2003 to $(134) million from $(104) million in 2002. Included in other expense (income), net are gains on the sales of forestland of $106 million. The gains recorded in 2003 were comparable to levels recorded in 2002. Total investee income in 2003 was $21 million, compared to $11 million in 2002 due to improved performance of the company's oriented strand board investee. In 2003, the company incurred $26 million of expenses in connection with the early extinguishment of higher coupon debt compared to $6 million of similar charges in 2002. The company also sold its investment in certain convertible debentures, which resulted in a gain of $5 million in 2003, and recorded an insurance recovery settlement gain of $12 million related to the reimbursement of certain defense costs incurred by the company.

The company's annual effective tax benefit rate for 2003 was 185%, compared to an annual effective tax benefit rate of 69% for 2002. The increase in the 2003 annual effective tax rate reflects a deferred tax benefit adjustment, associated with property, plant and equipment, and is higher than the statutory rate due to the composition and mix of earnings and losses in certain jurisdictions, primarily domestic operations.

Year ended December 31, 2002 *Packaging segment:* Segment profit in 2002 was $324 million, compared to fiscal year 2001 profit of $196 million. Most of the increased results in 2002 was a result of the merger. Additionally, results for the company's unbleached packaging operations in Charleston, South Carolina, and in Brazil were stronger than the prior year. At the Charleston mill, higher shipments, primarily of linerboard, and lower costs, partially offset by lower average pricing, led to higher operating profit. At Rigesa, results were up over 2001 as volume, price and product mix improved, offsetting unfavorable currency exchange rates. Results also improved in the consumer packaging business as sales of DVD-related packaging, in which the company has a leading market position, were very strong worldwide, offsetting continued softness in markets for CD music packaging. Lower costs and improvement in markets for packaging of cosmetics, personal care, confectionery and tobacco products also contributed to stronger results in consumer packaging. Results in the packaging systems business were also strong as sales of beverage packaging increased in North America and Latin America compared to the prior year, offsetting softness in its other markets. In the company's bleached paperboard operations, the benefits of higher year-over-year shipments were offset by lower average prices and higher conversion costs. These higher conversion costs were due, in part, to higher scheduled maintenance expense and machine improvement downtime experienced early in the year at the Evadale, Texas, mill.

Results for 2002 also benefited from lower market-related downtime in the segment's bleached and unbleached businesses. In 2002, the company took downtime of approximately 61,000 tons with an estimated impact on pretax profit of $14 million. Shipments of bleached paperboard and linerboard were up over the prior year by 3% and 16%, respectively. In 2002, average prices for bleached paperboard were about 2% lower than in 2001, reflecting a weaker economy particularly in the first half of the year. Linerboard prices were approximately 7% lower than in 2001.

Paper segment: Almost all of the increased results from fiscal year 2001 is the result of the merger with Mead. Results for the Paper segment in 2002 reflect the effects of a weak economy and a strong U.S. dollar, particularly in the first half, which resulted in lower demand and lower prices. In response to weaker demand, the company took higher market-related downtime, primarily in the first half of the year. In 2002, the company took market-related downtime of approximately 92,000 tons compared to approximately 78,000 tons in 2001. Sales for the Paper segment increased from the prior year's sales as a result of the merger. Selling prices for all grades were lower in 2001 and, most importantly, prices for coated paper were 7% below the prior year. Price increases for certain grades of coated paper were announced to take effect in October 2002; other increases were announced to take effect in January 2003. The price increases were not fully realized in 2002 as weaker mix and higher returns and allowances offset the effect of the increases. In addition, volumes were down from 2001 in coated paper, reflecting weak economic conditions. Shipment volumes of carbonless paper also declined, reflecting the weak economic conditions and the general market decline for carbonless paper.

The negative effect on profit of lower sales and higher market-related downtime in 2002, compared to 2001, was somewhat offset by lower operating costs and manufacturing efficiencies resulting from merger synergies. During the year, the Paper segment took a number of significant actions to lower its costs and strengthen its market position. These actions included the consolidation of its sales force and product lines, the permanent shutdown of a coated paper machine and the announced plans to shut down eight sheeters at the Luke, Maryland, mill, and the closure of three older, high-cost paper machines and related facilities in Chillicothe, Ohio. The Paper segment results benefited from these merger synergies in 2002.

The markets in the specialty paper business were also challenging in 2002 as pricing and shipments were down by 4% and 10%, respectively, due to competing technologies for some of the company's products and a weak global economy. Downward pressure on pricing resulted from international competition. Although pricing and shipments declined in 2002 for specialty papers, operating profit improved slightly due to cost-reduction actions.

Consumer and Office Products segment: Segment sales in 2002 were significantly higher than fiscal year 2001 sales due to the merger with Mead. In 2002, Mead's consumer and office products business was combined with Westvaco's envelope business to form MeadWestvaco's Consumer and Office Products segment. Sales were also lower for some commodity products due to increased competition and actions taken to improve the segment's product mix. Sales for the segment's licensed and proprietary branded products in the school, office and time-management lines remained about even with results of the Mead business. During the third quarter of 2002, the company announced plans to close three envelope manufacturing plants in Worcester and Springfield, Massachusetts, and to consolidate the northeastern envelope operations in Enfield, Connecticut. Results for the envelope business improved marginally over the prior year as the effects of the envelope integration efforts began to be realized. Compared to fiscal year 2001 results, 2002 segment profits improved significantly due to the merger.

Specialty Chemicals segment: Profit for the segment declined slightly in 2002, compared to the prior year, as a result of lower volume and prices in some industrial chemical markets, modestly offset by lower operating costs and improved sales and market conditions for dye dispersants and some ink resins. During 2002, sales of activated carbon products to the automotive market improved over the prior year as the company's product capabilities continued to be enhanced to meet higher auto and truck emission standards. Sales of asphalt emulsifiers and fabric dye dispersants also increased due to the introduction of new products and stronger export sales.

Other items: Selling, general and administrative expenses in 2002 reflect pretax restructuring and merger-related charges of $78 million recorded during the year. Interest expense increased to $310 million in 2002, compared to $208 million in fiscal 2001 for Westvaco only, due to debt assumed in the merger with Mead, offset somewhat by lower interest rates. The effective tax rate of 69% represented the tax benefit on the pretax loss in 2002. Differences from the statutory rate resulted primarily from the effect of the mix of earnings due to lower tax rates in some states where income and losses were apportioned as well as lower tax rates in international jurisdictions.

During the fourth quarter of 2002, earnings benefited from adjustments to inventory primarily related to last-in, first-out (LIFO) and other adjustments, partially offset by increased benefit accruals principally related to healthcare costs and workers' compensation. In addition, earnings benefited from favorable developments in 2002 related to environmental liabilities offset by provisions for litigation expense including asbestos-related cases.

Pension income, before settlements and curtailments, was $124 million before taxes in 2002, reflecting the company's continued overfunded position in its qualified plans.

Other expense (income), net increased in 2002 to $(104) million from $(48) million in fiscal 2001. The increase was primarily due to increased gains on sales of forestland, which were $105 million before tax in 2002, compared to $35 million in fiscal 2001. Other expense (income), net in 2002 also included earnings from investees of $11 million offset by costs of $6 million before tax due to the early extinguishment of debt.

Non-GAAP financial measures For the company's internal working capital measurement, NOWC (net operating working capital) is defined as accounts receivable plus inventory less accounts payable. Management measures the change in NOWC as a percentage of sales with 2003 sales levels as its base. The calculation of sales included in the denominator of the percentage of sales calculation is equal to annualized quarterly sales (representing current quarter sales multiplied by four) for the quarter being measured. Annualized sales is not indicative of forecast annual sales for the year. NOWC accounts are measured as the average of the beginning and ending quarterly balances, a two-point average, to accommodate seasonality. Management believes that NOWC is a supplemental measure of the productivity initiative progress, because these working capital items are more directly associated with factors that our businesses can influence.

The reconciliation of GAAP working capital to NOWC, the computation of NOWC as a percentage of sales, and the change in NOWC follows:

Dollars in millions	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004
Cash and cash equivalents	$ 96	$ 141	$ 177	$ 215	$ 271	$ 313	$ 285	$ 270
Short-term investments	–	–	–	10	–	–	239	5
Accounts receivable (A)	836	980	996	943	884	1,038	1,044	1,045
Inventories (B)	1,124	1,196	1,134	1,098	1,143	1,105	1,089	1,057
Other current assets	180	163	161	160	173	171	200	185
Current assets (D)	2,236	2,480	2,468	2,426	2,471	2,627	2,857	2,562
Accounts payable (C)	376	407	358	380	382	434	464	556
Accrued expenses	865	958	884	867	846	939	932	961
Notes payable and current maturities of long-term debt	324	675	632	269	281	280	317	234
Current liabilities (E)	1,565	2,040	1,874	1,516	1,509	1,653	1,713	1,751
GAAP working capital (D-E)	671	440	594	910	962	974	1,144	811
Net operating working capital (NOWC) (A+B-C)	1,584	1,769	1,772	1,661	1,645	1,709	1,669	1,546
Sales (as reported)	1,694	1,915	1,999	1,945	1,833	2,095	2,148	2,151
Annualized sales (F)	6,776	7,660	7,996	7,780	7,332	8,380	8,592	8,604
NOWC as a percentage of sales (average of two periods NOWC divided by annualized sales)*	N/A	21.9%	22.1%	22.1%	22.5%	20.0%	19.7%	18.7%
Year-over-year change in NOWC as a percentage of sales (G)*								(3.4)%
Change in NOWC at 2003 sales levels (G multiplied by F at December 31, 2003)*								$ (263)
Cumulative change in NOWC as a percentage of sales (December 31, 2004 less December 31, 2003) (H)*								(3.4)%
Cumulative change in NOWC at 2003 sales levels (H multiplied by F at December 31, 2003)*								$ (263)

*Amounts may be affected by rounding.

LIQUIDITY AND CAPITAL RESOURCES Cash generated from operations and the proceeds from sales of nonstrategic assets, mainly forestlands, provided the major source of funds for the company. Forestland sales are expected to be a less significant source of funds in 2005. Short-term borrowings may be used to finance seasonal needs during spring and summer as the Packaging and Consumer and Office Products segments are building seasonal inventories and receivables. The company anticipates that its cash flows from operations will be sufficient to fund its operating needs as well as debt service and payment of dividends. Cash and cash equivalents totaled $270 million at December 31, 2004, compared to $215 million at December 31, 2003. Short-term investments totaled $5 million at December 31, 2004, compared to $10 million at December 31, 2003. The company had $26 million of short-term borrowings outstanding at December 31, 2004, related to certain foreign operations and an insignificant amount of short-term borrowings outstanding at December 31, 2003.

Operating activities The company generated cash flows from operations of $942 million in 2004, compared to $463 million in 2003 and $494 million in 2002. Operating cash flows were positively affected by improved operating performance and more disciplined management of working capital including inventory, accounts receivable and accounts payable, which generated cash of $218 million in the current year, compared to a use of cash of $91 million in 2003. The ratio of current assets to current liabilities was 1.5 at December 31, 2004, compared to 1.6 at December 31, 2003.

Investing activities Capital spending totaled $407 million for the year ended December 31, 2004, compared to $393 million during 2003 and $424 million in 2002. This level of capital spending is well below the company's 2004 charges for depreciation, depletion and amortization of $726 million. Because of the well-invested nature of the company's facilities, management was able to lower its capital spending targets to preserve capital and optimize returns on new investments in this challenging economic environment. Management anticipates that this lower level of capital spending will continue into 2005 with estimated spending of approximately $375 million. Included in the 2005 amount is an estimate of four months of operations for the paper business. Depreciation, depletion and amortization is expected to be approximately $525 million for 2005.

During 2004, the company acquired Aries Packaging, a machinery systems company which supports the company's dairy packaging systems business in Europe. In addition, the company acquired Tilibra, a manufacturer of school, office and time-management stationery products in Brazil. These transactions, as well as other smaller acquisitions, did not have a material impact on the cash flows of the company.

The company completed the sale of 170,000 acres of forestlands, generating gross proceeds of $252 million in 2004. Overall, asset sales generated $304 million of proceeds in 2004, compared to $376 million last year. For 2003, the company generated $281 million of proceeds from the sales of nonstrategic forestland. Management is committed to the forestland sales program with approximately 40,000 acres remaining to be sold under the current program in 2005. Management expects to generate proceeds of approximately $50 million in 2005 from these forestland sales.

The company's short-term investments of $5 million and $10 million at December 31, 2004 and 2003, respectively, consist of auction rate securities that are secured by bonds and notes classified as available-for-sale securities. Investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every seven to 35 days. Despite the long-term nature of their stated contractual maturities, the company has the ability to quickly liquidate these securities. Total purchases and sales of these securities are shown separately in the statements of cash flows. All income generated from these current investments was recorded as interest income.

Financing activities In 2004, MeadWestvaco negotiated a $1 billion bank credit agreement that expires in December 2009. The company's $1 billion of credit facilities were unused as of December 31, 2004. Borrowings under these agreements can be unsecured domestic or eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. There were no commercial paper borrowings at December 31, 2004 and 2003. The $1 billion credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55% as well as certain other covenants with which the company is in compliance.

There were $26 million of short-term borrowings at December 31, 2004, related to certain foreign operations and an insignificant amount of short-term borrowings at December 31, 2003. Average commercial paper outstanding during the years ended December 31, 2004, 2003 and 2002, were $4 million, $304 million and $213 million, respectively, at average interest rates of 1.4%, 1.3% and 2.2%, respectively. In the past, these borrowings funded seasonal increases in inventory and receivables at the company's Packaging and Consumer and Office Products segments. At December 31, 2004, approximately 20% of the company's debt was variable rate (primarily tax-exempt bonds), after factoring in the company's interest-rate swaps. The weighted average interest rate on the company's variable-rate debt was approximately 3.0% in 2004. This compares to approximately 30% variable-rate debt at December 31, 2003, with an average rate of 2.4%.

At December 31, 2004 and 2003, the company had $234 million and $269 million of current maturities of long-term debt. Cash and cash equivalent balances at December 31, 2004 and 2003, were $270 million and $215 million, respectively. At December 31, 2004, the percentage of debt to total capital (excluding deferred taxes) for MeadWestvaco, including the charge for the papers business impairment, was 45.9% and 47.3% at December 31, 2004 and 2003, respectively. Excluding the paper business charge, debt to total capital for 2004 would have been 42.9%.

On March 19, 2003, MeadWestvaco filed a registration statement with the Securities and Exchange Commission (SEC) on Form S-3, covering up to $500 million in debt securities. On November 20, 2003, the company issued $175 million of 2.75% and $125 million of floating rate two-year notes covered by this registration statement for the purpose of repayment of commercial paper. The net proceeds from the sale of the notes were used to repay short-term borrowings having a weighted average interest rate, as of November 20, 2003, of approximately 1.3%. The short-term borrowings repaid were incurred by the company to finance the repayment of long-term indebtedness and for working capital needs. During 2004, the $125 million of floating rate two-year notes had been repaid.

On January 27, April 27, June 22 and October 26, 2004, the Board of Directors declared a dividend of $0.23 per share with the company paying a total of $186 million of dividends to its shareholders in 2004. During 2003, the company paid $184 million of dividends to its shareholders.

Effects of inflation Costs for energy, including natural gas, oil and electricity, and costs for certain raw materials, increased significantly in 2004 and is expected to continue to increase. The increase in these costs affected many of the company's businesses.

Environmental and legal matters MeadWestvaco's operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Over the years, MeadWestvaco has made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, the application of such regulations and changes in environmental control technology, it is not possible for MeadWestvaco to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, MeadWestvaco estimates that it will incur approximately $68 million in environmental capital expenditures in 2005, and approximately $46 million in 2006. The estimate for 2005 includes anticipated expenditures for MeadWestvaco's paper business which will be included in discontinued operations beginning January 1, 2005. Approximately $41 million was spent on environmental capital projects in 2004.

In the past, the company has separately reported anticipated capital expenditures for compliance with certain regulations promulgated under the Clean Air Act and Clean Water Act ("the Cluster Rules"), which were designed to reduce air and water discharges of specific substances from U.S. pulp and paper mills no later than 2006. These anticipated expenditures are now included in the expenditures stated above.

In addition, a portion of the company's anticipated future environmental capital expenditures concern compliance with regulations promulgated under the Clean Air Act in 2004, commonly referred to as the "Industrial Boiler MACT Rules." These rules are designed to reduce or limit emissions of various hazardous air pollutants associated with the operation of nonutility, industrial boilers. The rules apply to industrial, commercial and institutional boilers and process heaters in use at many U.S. industries and facilities, including pulp and paper mills, and require existing facilities to be in compliance by September 13, 2007. The company has taken steps already to comply with the Industrial Boiler MACT Rules and expects to incur capital expenditures beyond the expenditures stated above by approximately $3 million to comply with the Industrial Boiler MACT Rules.

MeadWestvaco has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. Some of these proceedings are described in more detail in Part I, Item 3, "Legal Proceedings." There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all of these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. MeadWestvaco has liabilities of approximately $34 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. Amounts to be charged to this liability are not included in the anticipated capital expenditures previously stated. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $24 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is management's judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2004, there were approximately 700 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2004, the company has litigation liabilities of approximately $26 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is management's judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

Interest rates It is management's objective to manage its interest expense through a blend of fixed and floating interest rate instruments. The company primarily funds itself with long-term debt, having final maturities ranging from two to 40 years at date of issue, a portion of which has variable interest rates, and with variable interest rate commercial paper. The company uses interest-rate swaps in managing its mix of fixed and floating rate debt.

Foreign currency The company has foreign-based operations, primarily in Brazil, Canada, Mexico, Europe and Asia, which accounted for approximately 19% of its 2004 net sales. In addition, certain of the company's domestic operations have sales to foreign customers. In the conduct of its foreign operations, the company also makes intercompany sales and receives royalties and dividends denominated in many different currencies. All of this exposes the company to the effect of changes in foreign currency exchange rates.

Flows of foreign currencies into and out of the company's domestic operations are generally stable and regularly occurring and are recorded at fair market value in the company's financial statements. The company's foreign currency management policy permits it to enter into foreign currency hedges when these flows exceed a threshold, which is a function of these cash flows and forecasted annual operations. During 2004, the company entered into foreign currency hedges to partially offset the foreign currency impact of these flows on operating income.

The company also issues intercompany loans to its foreign subsidiaries in their local currencies, exposing it to the effect of changes in spot exchange rates at loan issue and loan repayment dates. Generally, management uses forward exchange contracts with terms of less than one year to hedge these exposures. When applied to the company's derivative and other foreign currency sensitive instruments at December 31, 2004, a 10% adverse change in currency rates would have about a $10 million effect on the company's results.

Contractual obligations The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2004, and the time period in which payments under the obligations are due. Disclosures related to long-term debt, capital lease obligations and operating lease obligations are included in the footnotes to the consolidated financial statements of the company. Also included below are disclosures regarding the amounts due under purchase obligations. Purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. MeadWestvaco has included in the disclosure below all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the definition of purchase obligations above.

		Payments due by period			
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
Long-term debt	$3,551	$ 234	$187	$238	$2,892
Capital lease obligations	260	19	15	13	213
Operating leases	203	58	72	39	34
Purchase obligations	1,341	1,204	68	26	43
Other long-term obligations	681	–	247	134	300
Total	$6,036	$1,515	$589	$450	$3,482

OTHER ITEMS INCLUDING RESTRUCTURING AND BUSINESS IMPROVEMENT ACTIONS

Year ended December 31, 2004 For the year ended December 31, 2004, MeadWestvaco recorded total pretax charges of $100 million for asset writedowns, facility closures and employee separation costs, of which $89 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. Of these amounts, $27 million and $9 million were recorded within cost of sales and selling, general and administrative expenses, respectively, in the fourth quarter of 2004. These charges exclude the impairments and other charges recorded in connection with the pending sale of the paper business. See Note R for further information.

Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes.

The following table and discussion present additional detail of the 2004 charges by business segment:

In millions	Asset writedowns	Employee costs	Other costs	Total
Packaging	$21	$13	$ 5	$ 39
Consumer and Office Products	18	11	16	45
All other	6	8	2	16
Total	$45	$32	$23	$100

Packaging: During the year, the company incurred charges of $11 million for asset writedowns, employee separation costs and other restructuring costs related to the closing of a domestic packaging systems plant. The charges included employee separation costs of $2 million related to approximately 140 employees. Most of these employees have separated from the company as of December 31, 2004. The remaining $9 million included $5 million of asset writedowns and $4 million of other closure-related costs.

Additionally, the company recorded charges of $28 million for asset writedowns, employee separation costs and other restructuring-related costs for various consolidation activities in its facilities, primarily in Europe. These charges included $11 million for employee separation costs affecting approximately 300 employees in various facilities, $16 million for asset writedowns, of which $5 million related to the loss on the sale of a consumer packaging plant in Europe, and $1 million for other restructuring-related costs. As of December 31, 2004, most of the affected employees had separated from the company.

Consumer and Office Products: In connection with the company's action to consolidate its consumer and office products operations in North America and close several facilities, certain long-lived assets were determined to be impaired. Charges of $18 million were recorded to write down the affected assets to their estimated fair value under an asset held-for-use model. The company also recorded employee separation costs of $10 million related to approximately 700 employees associated with the facilities. Approximately 550 of the affected employees had separated from the company at December 31, 2004. The remaining employees are expected to separate by the end of 2005. Additional charges of $15 million were recorded for lease termination and other closure-related costs.

Also recorded during the year was about $1 million related to employee separation costs covering approximately 10 employees, and $1 million for other restructuring-related costs associated with various other actions. As of December 31, 2004, all of the affected employees have separated from the company.

All other: Corporate assets that were written down to their estimated fair value during the year resulted in charges of approximately $4 million. As part of the continuing review of the businesses and various restructuring activities, including the reorganization of corporate functions and other business units, the company recorded charges that included $10 million of employee separation benefits covering about 150 employees, and $2 million of other restructuring-related costs. Approximately 65% of the employees have separated from the company as of December 31, 2004, and the remaining are expected to separate in 2005. Also during 2004, the company reversed charges of $2 million for employee separation benefits that had been recorded.

Additionally, a corporate asset that was sold was written down to its estimated fair value, resulting in a charge of $2 million.

Year ended December 31, 2003 For the year ended December 31, 2003, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $68 million. Approximately $47 million and $21 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges related primarily to actions taken to streamline the packaging operations through the shutdown of a sawmill and three packaging converting plants in Richmond, Virginia, Cleveland, Tennessee, and Newark, Delaware; the realignment of the papers operations; and the reorganization of overlapping corporate functions and other business units. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $37 million related to the Packaging segment, $12 million to the Paper segment, $1 million to the Consumer and Office Products segment, and $23 million to corporate and other. Additionally, in 2003, the company sold two previously written-down facilities, resulting in gains of $5 million recorded by the company.

Year ended December 31, 2002 For the year ended December 31, 2002, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $153 million. Approximately $75 million and $78 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges were mainly attributable to the shutdown of a paper machine at the Westvaco mill in Luke, Maryland, closure of three consumer and office products envelope plants, the realignment of the consumer packaging operations, and the reorganization of corporate and other business units, principally information technologies, finance, forestry, and purchasing and logistics. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were utilized. Although the charges were not recorded as part of segment results, $23 million related to the Packaging segment, $31 million to the Paper segment, $14 million to the Consumer and Office Products segment, and $85 million to corporate and other.

Summary of all restructuring charges The activity in the accrued restructuring balances related to all of the plans described above was as follows for the year ended December 31, 2002 to the year ended December 31, 2004:

Productivity initiative

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$ –	$ –	$ –
Current charges	8	–	8
Payments	–	–	–
Balance of related accruals at December 31, 2003	8	–	8
Current charges	31	22	53
Change in estimate	(2)	–	(2)
Payments	(26)	(16)	(42)
Balance of related accruals at December 31, 2004	$ 11	$ 6	$ 17

Merger-related restructuring activity

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$ 22	$ 3	$ 25
Current charges	45	3	48
Payments	(54)	(3)	(57)
Balance of related accruals at December 31, 2003	13	3	16
Current charges	3	1	4
Payments	(13)	(4)	(17)
Balance of related accruals at December 31, 2004	$ 3	$ –	$ 3

CRITICAL ACCOUNTING POLICIES The company's principal accounting policies are described in the *Summary of Significant Accounting Policies* in the Notes to Financial Statements filed with the accompanying consolidated financial statements. The preparation of *financial statements in accordance with* GAAP *requires management* to make estimates and assumptions that affect the reported amounts of *some assets and* liabilities and, *in some instances, the* reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. The company's management has discussed the development and selection of the critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the company's disclosure.

Environmental and legal liabilities: The company records accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities, as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. The company records accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured.

Restructuring and other charges: The company periodically records charges for the reduction of its workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, environmental cleanup and other costs, which could differ from actual costs incurred.

Pension and postretirement benefits: Assumptions used in the determination of pension income and postretirement benefit expense, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs, are evaluated by the company, reviewed with the plan actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which are less favorable than assumptions, could increase expense and cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods.

In 2004, the company recorded pretax pension income, before settlements and curtailments, of approximately $73 million compared to $70 million in 2003. The company currently estimates overall pretax pension income in 2005 will be similar to that recorded in 2004, and it will not have any effect on cash flows. The estimate assumes a long-term rate of return on plan assets of 8.5%, and a discount rate of 5.75% compared to 6.0% in 2004. If the percentage for the expected rate of return on plan assets were to change by 0.5%, annual pension income would change by approximately $17 million. Similarly, if the discount rate were to change by 0.5%, annual pension income would change by approximately $4 million.

At December 31, 2004, the aggregate value of pension fund assets had increased to $3.4 billion from $3.2 billion at December 31, 2003, reflecting overall equity market performance. Upon the closing of the sale of the paper business, certain pension assets and liabilities for hourly employees will be transferred to the buyer.

Effective January 1, 2004, the company modified certain postretirement healthcare benefits provided to its future retirees. The impact of these changes will reduce the postretirement benefit obligation by approximately $68 million, which is being amortized over the remaining life of the eligible employees, which is approximately 24 years. This change, combined with other demographic and assumption changes in the plan, resulted in $23 million of postretirement expense in 2004, similar to the $25 million recorded in 2003.

Long-lived assets:

Useful lives: Useful lives of tangible and intangible assets are based on management's estimates of the periods over which the assets will be productively utilized in the revenue-generation process or for other useful purposes. Factors that affect the determination of lives include prior experience with similar assets, product life expectations and industry practices. The determination of useful lives dictates the period over which tangible and intangible long-lived assets are depreciated or amortized, typically using the straight-line method.

Tangible assets: The company reviews long-lived assets other than goodwill and indefinite-lived intangible assets for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for impairment involves management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised as to determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

Intangible assets: Business acquisitions often result in recording intangible assets, the values of which are often based upon, in part, independent third-party appraisals. Like long-lived tangible assets, intangible assets are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Goodwill: Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. As with its review of impairment of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. The company will review the recorded value of its goodwill annually in the fourth quarter or sooner, if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment involves management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to be used in any value computations.

Revenue recognition: The company recognizes revenue at the point when title and the risk of ownership passes to the customer. Substantially all of the company's revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides for all allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. The customer allowances are, in many instances, subjective and are determined with significant management judgment and are reviewed regularly to determine the adequacy of the amounts. Changes in economic conditions, markets and customer relationships may require adjustments to these allowances from period to period. Also included in net sales is service revenue, which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Income taxes: Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the enacted tax laws.

The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

The company has tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management's judgment, the company has adequate accruals with respect to the ultimate outcome of such unresolved tax matters.

The company's effective tax rate varied greatly throughout 2003, creating volatility in the quarterly net income (loss) reported by the company. Management is required to make estimates of the company's effective tax rate for the full year each quarter. This estimate includes assumptions about the level of income that will be achieved for the full year in both its domestic and international operations. The forecast of full-year earnings includes assumptions about markets in each of our businesses as well as the timing of certain transactions, including forestland sales gains. Should business performance or the timing of certain transactions change during the year, the level of income achieved may not meet the level of income estimated earlier in the year at interim periods. This change in the income levels and mix of earnings can result in significant adjustments to the tax provision in the quarter in which the estimate is refined.

New accounting standards In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123– revised 2004 (SFAS No. 123R), *Share-Based Payment*, which replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after June 15, 2005. Depending on the method used for initial adoption, the adoption of SFAS No. 123R is expected to have an impact of approximately $5 million to $10 million on the company's results of operations for the six-month period ending December 31, 2005.

In December 2004, FASB issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4*. SFAS No. 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs and wasted materials. Under existing GAAP, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during years beginning after June 15, 2005. The company's accounting is in compliance with this guidance.

There were no other new accounting standards issued in 2004 that had or are expected to have a material impact on the company's financial position or results of operations.

Forward-looking statements Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, which may cause or contribute to actual results of company operations or the performance or achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of MeadWestvaco to realize improvements in operating earnings and cash flow expected from the company's productivity initiative; to close the sale of the papers business and uncertainties related to the timing of the closing; competitive pricing for the company's products; changes in raw materials pricing; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; adverse results in current or future litigation, currency movements and other risk factors discussed in the company's Annual Report on Form 10-K for the year ended December 31, 2004, and in other filings made from time to time with the SEC. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company's reports filed with the SEC.

Financial Statements
Consolidated Statements of Operations

In millions, except per share data	2004	2003	Years ended December 31 2002
Net sales	$8,227	$7,553	$7,242
Cost of sales	7,029	6,556	6,196
Selling, general and administrative expenses	882	865	856
Papers Group goodwill and assest impairments and other exit-related costs	710	–	–
Interest expense	278	292	310
Other income, net	(218)	(134)	(104)
Loss from continuing operations before income taxes	(454)	(26)	(16)
Income tax benefit	(105)	(48)	(11)
Income (loss) from continuing operations	(349)	22	(5)
Discontinued operations	–	–	(34)
Cumulative effect of accounting change	–	(4)	(359)
Net income (loss)	$ (349)	$ 18	$ (398)
Income (loss) per share – basic and diluted:			
Income (loss) from continuing operations	$ (1.73)	$ 0.11	$ (0.02)
Discontinued operations	–	–	(0.18)
Cumulative effect of accounting change	–	(0.02)	(1.87)
Net income (loss)	$ (1.73)	$ 0.09	$ (2.07)
Shares used to compute net income (loss) per share:			
Basic	201.9	200.4	192.1
Diluted	201.9	201.8	192.1

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Balance Sheets

In millions, except share and per share data	2004	December 31 2003
Assets		
Cash and cash equivalents	$ 270	$ 215
Short-term investments	5	10
Accounts receivable, net	1,045	943
Inventories	1,057	1,098
Other current assets	185	160
Current assets	2,562	2,426
Property, plant, equipment and forestlands, net	6,583	7,378
Prepaid pension asset	1,040	1,015
Goodwill	557	750
Other assets	939	901
	$11,681	$12,470
Liabilities and shareholders' equity		
Accounts payable	$ 556	$ 380
Accrued expenses	961	867
Notes payable and current maturities of long-term obligations	234	269
Current liabilities	1,751	1,516
Long-term debt	3,427	3,969
Other long-term obligations	681	632
Deferred income taxes	1,505	1,640
Shareholders' equity:		
Common stock, $0.01 par		
Shares authorized: 600,000,000		
Shares issued: 203,930,342 (2003 – 200,897,413)	2	2
Additional paid-in capital	3,952	3,870
Retained earnings	394	929
Accumulated other comprehensive (loss)	(31)	(88)
	4,317	4,713
	$11,681	$12,470

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Statements of Shareholders' Equity

In millions	Outstanding shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Common stock in treasury	Total shareholders' equity
Balance at December 31, 2001	102.6	$ 816	$ –	$1,687	$(172)	$(16)	$2,315
Comprehensive income (loss):							
Net loss	–	–	–	(398)	–	–	(398)
Foreign currency translation	–	–	–	–	(18)	–	(18)
Minimum pension liability, net of taxes	–	–	–	–	(4)	–	(4)
Net unrealized loss on derivative instruments, net of taxes	–	–	–	–	(1)	–	(1)
Comprehensive (loss)							(421)
Retirement of treasury stock	–	(5)	–	(11)	–	16	–
Exchange of Westvaco shares	(3.0)	(810)	810	–	–	–	–
Share put on the company's common stock	–	–	(57)	–	–	–	(57)
Issuance of stock for merger	99.2	1	3,061	–	–	–	3,062
Cash dividends	–	–	–	(183)	–	–	(183)
Exercise of stock options	1.2	–	37	–	–	–	37
Balance at December 31, 2002	200.0	2	3,851	1,095	(195)	–	4,753
Comprehensive income (loss):							
Net income	–	–	–	18	–	–	18
Foreign currency translation	–	–	–	–	109	–	109
Minimum pension liability, net of taxes	–	–	–	–	(3)	–	(3)
Net unrealized gain on derivative instruments, net of taxes	–	–	–	–	1	–	1
Comprehensive income							125
Cash dividends	–	–	–	(184)	–	–	(184)
Exercise of stock options	0.9	–	19	–	–	–	19
Balance at December 31, 2003	200.9	2	3,870	929	(88)	–	4,713
Comprehensive income (loss):							
Net loss	–	–	–	(349)	–	–	(349)
Foreign currency translation	–	–	–	–	56	–	56
Minimum pension liability, net of taxes	–	–	–	–	1	–	1
Comprehensive (loss)							(292)
Cash dividends	–	–	–	(186)	–	–	(186)
Restricted stock grants issued	0.2	–	7	–	–	–	7
Unamortized restricted stock	–	–	(6)	–	–	–	(6)
Exercise of stock options	2.8	–	81	–	–	–	81
Balance at December 31, 2004	203.9	$ 2	$3,952	$ 394	$ (31)	$ –	$4,317

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Statements of Cash Flows

In millions	2004	2003	Years ended December 31 2002
Cash flows from operating activities			
Net income (loss)	$(349)	$ 18	$ (398)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	726	724	674
Deferred income taxes	(146)	(60)	(50)
(Gain) loss on sales of assets	(175)	(103)	(101)
Loss on early retirement of long-term debt	1	26	6
Pension income before settlements and curtailments	(73)	(70)	(124)
Papers Group goodwill and asset impairment and other exit-related costs	710	–	–
Impairment of other long-lived assets	35	15	49
Cumulative effect of accounting change	–	4	359
Discontinued operations	–	–	34
Changes in working capital, excluding the effects of acquisitions and dispositions	218	(91)	16
Other, net	(5)	–	31
Net cash provided by operating activities of continuing operations	942	463	496
Net cash (used in) discontinued operations	–	–	(2)
Net cash provided by operating activities	942	463	494
Cash flows from investing activities			
Additions to property, plant and equipment	(407)	(393)	(424)
Payments for acquired businesses, net of cash acquired	(101)	(56)	111
Proceeds from sales of assets, including discontinued operations	304	376	530
Purchase of short-term investments	(701)	(40)	–
Sale of short-term investments	706	30	–
Other	(8)	(12)	(11)
Net cash provided by (used in) investing activities	(207)	(95)	206
Cash flows from financing activities			
Proceeds from issuance of long-term debt	2	343	1,362
Repayment of long-term debt	(564)	(718)	(1,080)
Notes payable, net	(20)	–	(537)
Proceeds from issuance of common stock and exercises of stock options	76	19	37
Dividends paid	(186)	(184)	(206)
Net cash (used in) financing activities	(692)	(540)	(424)
Effect of exchange rate changes on cash	12	15	(6)
Increase (decrease) in cash and cash equivalents	55	(157)	270
Cash and cash equivalents:			
At beginning of period	215	372	102
At end of period	$ 270	$ 215	$ 372

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and preparation of financial statements: MeadWestvaco Corporation is a Delaware corporation formed for the purpose of consummating the business combination of The Mead Corporation and Westvaco Corporation, which was completed on January 29, 2002. Unless otherwise indicated or the context otherwise requires, the terms "MeadWestvaco" or the "company" refers to MeadWestvaco Corporation and its consolidated subsidiaries, including Mead and Westvaco, and the terms "Mead" and "Westvaco" refer to The Mead Corporation and Westvaco Corporation, respectively, in each case together with their consolidated subsidiaries. Because for accounting purposes the merger was treated as an acquisition of Mead by Westvaco, the historical financial statements of Westvaco became the historical consolidated financial statements of MeadWestvaco, the registrant. The consolidated statement of operations for the year ended December 31, 2002, includes approximately 11 months of Mead's results and 12 months of Westvaco's results. Note P provides summary unaudited pro forma information and details on the merger accounting.

The consolidated financial statements include all majority-owned or controlled entities and all intercompany transactions are eliminated.

Discontinued operations: On September 30, 2002, the company completed the previously announced sale of its Packaging segment's Stevenson, Alabama, corrugating medium mill and related assets, including seven container plants and 82,000 acres of forestlands, to Jefferson Smurfit Corporation (U.S.). See Note Q for further information. The company's announced sale of its paper business will be reported as a discontinued operation effective in the first quarter of 2005.

Estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for substantially all of the company's significant operations outside the United States. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income (loss) in the consolidated balance sheets. Revenues and expenses are translated at average rates prevailing during the period.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Short-term investments: The company's short-term investments consist of auction rate securities that are secured by bonds and notes classified as available-for-sale securities. Investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every seven to 35 days. Despite the long-term nature of their stated contractual maturities, the company has the ability and continues to quickly liquidate these securities. As a result, there were no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) for short-term investments. All income generated from these current investments was recorded as interest income.

Accounts receivable and allowance for doubtful accounts: Trade accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in the existing accounts receivable. The company determines the allowance based on historical write-off experience by industry. The company reviews the allowance for doubtful accounts monthly. Past due balances over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out (FIFO) or average cost method.

Property, plant, equipment and forestlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in cost of sales. Gains on the sales of forestland are recorded in other income, net. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. Costs of reforestation of forestlands are capitalized. These costs include the costs of seedlings, site preparation, planting of seedlings, early-stage fertilization and the cost of permanent roads.

Depreciation and depletion: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and five to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber.

Impairment of long-lived assets: The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value. See Note R for further information.

Goodwill: The company has classified as goodwill the excess of the acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. Upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* goodwill is no longer amortized as of January 1, 2002. The company has determined its reporting units to be components within its Packaging and Paper segments and its Consumer and Office Products and Specialty Chemicals segments. In accordance with SFAS No. 142, goodwill was tested for impairment upon adoption of the standard and is required to be tested at least annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. See Note C and Note R for further information.

Other assets: Capitalized software, equipment leased to customers and other intangible assets are included in other assets. Capitalized software and other intangibles are amortized using the straight-line method over their estimated useful lives of three to 20 years. Equipment leased to customers is amortized using the sum-of-the-years-digits method over the estimated useful life of the machine, generally 10 years. Revenue is recognized for the leased equipment on a straight-line basis over the life of the lease and is included in net sales of the company. The company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Financial instruments: The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown. The company utilizes well-defined financial derivatives in the normal course of its operations as a means to manage some of its interest rate, foreign currency and commodity price risks. For those derivative instruments, the company has formally designated each as a hedge of specific and well-defined risks. See Note G for further information.

Environmental and legal liabilities: Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The company records accruals for other legal contingencies when loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured. See Note O for further information.

Landfills: Effective January 1, 2003, the company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations,* which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. The adoption of this standard resulted in a cumulative adjustment of $4 million during the year ended December 31, 2003.

Revenue recognition: The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company's revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Research and development: Included in cost of sales and selling, general and administrative expense are expenditures for research and development of $74 million, $71 million and $80 million for the years ended December 31, 2004, 2003 and 2002, respectively, which were expensed as incurred.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Stock options: The company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees.* The company applies APB Opinion No. 25 as amended, in accounting for its plans. The company adopted the disclosure requirements of SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure.* If compensation cost for the company's stock options had been determined based on the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation,* the company's net income and net income per share would have been reduced to the pro forma amounts as follows:

In millions, except per share data	Years ended December 31 **2004**	**2003**	**2002**
Net income (loss) – as reported	$(349)	$18	$(398)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effect	1	–	–
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	8	5	2
Pro forma net income (loss)	$(356)	$13	$(400)
Net income (loss) per share – basic and diluted:			
As reported	$(1.73)	$0.09	$(2.07)
Pro forma	(1.76)	0.06	(2.08)

Income (loss) per share: Basic net income (loss) per share for all the periods presented has been calculated using the weighted average shares outstanding. In computing diluted net income (loss) per share, incremental shares issuable upon the assumed exercise of stock options and other stock-based compensation awards have been added to the weighted average shares outstanding if dilutive. For the years ended December 31, 2004 and 2002, all stock options have been excluded from the calculation because their effect was antidilutive. For the year ended December 31, 2003, 15.8 million options were excluded from the calculation of weighted average shares, as the exercise price per share was greater than the average market value, resulting in an antidilutive effect on diluted earnings per share. Comparable amounts for the years ended December 31, 2004 and 2002, were 7.3 million and 15.5 million, respectively.

Related party transactions: The company has certain related party transactions in the ordinary course of business that are insignificant and the terms of which are no more or less favorable to the company than the terms of any other arms-length transaction.

Reclassification: Certain prior periods' amounts have been reclassified to conform with the current presentation.

New accounting standards In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123–revised 2004 (SFAS No. 123R), *Share-Based Payment,* which replaces SFAS No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after June 15, 2005. Depending on the method used for initial adoption, the adoption of SFAS No. 123R is expected to have an impact of approximately $5 million to $10 million on the company's results of operations for the six-month period ending December 31, 2005.

In December 2004, FASB issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs and wasted materials. Under existing GAAP, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during years beginning after June 15, 2005. The company's accounting is in compliance with this guidance.

There were no other new accounting standards issued in 2004 that had or are expected to have a material impact on the company's financial position or results of operations.

Notes to Financial Statements

A. CURRENT ASSETS

Cash equivalents of $124 million and $71 million at December 31, 2004 and 2003, respectively, are valued at cost, which approximates market value. In addition to the cash equivalents, the company has short-term investments of $5 million and $10 million at December 31, 2004 and 2003, respectively, which are also valued at cost, which approximates market value. Total purchases and sales of these short-term investments are shown separately in the statements of cash flows. Trade receivables have been reduced by an allowance for doubtful accounts of $21 million at both December 31, 2004 and 2003. Receivables also include $66 million and $93 million from sources other than trade at December 31, 2004 and 2003, respectively. Inventories at December 31, 2004 and 2003 are comprised of:

In millions	2004	December 31 2003
Raw materials	$ 224	$ 227
Production materials, stores and supplies	164	150
Finished and in-process goods	669	721
	$1,057	$1,098

Approximately 69% and 75% of inventories at December 31, 2004 and 2003, are valued using the LIFO method. If inventories had been valued at current cost, they would have been $1,167 million and $1,209 million at December 31, 2004 and 2003, respectively.

B. PROPERTY, PLANT, EQUIPMENT AND FORESTLANDS

Depreciation and depletion expense was $631 million, $639 million and $601 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

In millions	2004	December 31 2003
Land and land improvements	$ 348	$ 419
Buildings	1,054	1,192
Machinery and other	7,191	8,848
	8,593	10,459
Less: accumulated depreciation	(2,964)	(4,134)
	5,629	6,325
Forestlands	779	869
Construction in progress	175	184
	$ 6,583	$ 7,378

In the fourth quarter of 2004, charges of $430 million, pretax, were recorded for asset impairment using the held-for-use model under SFAS No. 144, related to the pending sale of the papers business. The decrease in the 2004 balance for land and land improvements, buildings, machinery and equipment, and accumulated depreciation reflects the impairment writedowns.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Unless otherwise deemed necessary by changes in circumstances, the company performs its annual impairment review during the fourth quarter of each year.

In early 2005, the company announced plans to sell its papers business to an affiliate of Cerberus Management LLC. The expected net proceeds from the sale will be less than the carrying value of the net assets to be sold, resulting in an impairment of all goodwill related to those operations ($238 million, or $1.18 per share) and certain other long-lived assets as described above. The goodwill impairment charge is included in corporate and other for segment reporting purposes. See Note R for additional details associated with the pending sale of the paper business. No additional impairment charge was necessary as a result of the 2004 annual impairment review or the 2003 annual impairment review.

In connection with the transitional impairment test upon the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, the company recorded an impairment charge of $359 million, which was reflected as a cumulative effect of a change in accounting principle in the accompanying consolidated statements of operations, effective as of the beginning of 2002. The resulting impairment charge was the same before and after taxes, as the related goodwill cannot be deducted for tax purposes. The charge was determined by calculating the estimated fair value using a discounted cash-flow methodology. The impairment charge related to various consumer packaging businesses acquired during 2000 and 2001.

The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

In millions	2004	2003
Beginning balance	$ 750	$723
Acquired goodwill[1]	53	13
Adjustments[2]	(8)	14
Impairments[3]	(238)	–
Ending balance	$ 557	$750

1 In 2004, amount represents goodwill primarily associated with the acquisition of the assets of Tilibra and Aries Packaging. In 2003, amount represents goodwill primarily associated with acquisition of the net assets of Day Runner, Inc.

2 In 2004 and 2003, amounts represent contingencies related to various uncertain tax matters related to the merger. 2003 amounts also reflect the adoption of SFAS No. 143 for the former Mead-related landfills.

3 Reflects the impairment charge related to the pending sale of the papers business.

The following table summarizes intangible assets subject to amortization included in other assets:

In millions	December 31, 2004 Gross carrying amount	Accumulated amortization	December 31, 2003 Gross carrying amount	Accumulated amortization
Intangible assets, subject to amortization:				
Trademarks and trade names	$201	$30	$168	$20
Customer contracts and lists	153	43	144	25
Patents	41	16	35	11
Other – primarily licensing rights	28	7	28	5
	$423	$96	$375	$61

The company recorded amortization expense of $35 million, $31 million and $25 million for the years ended December 31, 2004, 2003 and 2002, respectively, relating to intangible assets subject to amortization.

Based on the current value of intangible assets subject to amortization, the estimated amortization expense for each of the next five years are as follows: 2005 – $40 million; 2006 – $37 million; 2007 – $35 million; 2008 – $31 million; and 2009 – $24 million. As acquisitions and dispositions occur in the future, these amounts may vary.

D. OTHER ASSETS

In millions	2004	December 31 2003
Identifiable intangibles	$327	$314
Cash surrender value of life insurance, net	230	211
Capitalized software, net	75	78
Investment in investees	41	81
Equipment leased to customers	97	85
Other miscellaneous	169	132
	$939	$901

The company's principal investees are a 30% interest in a limited partnership, which operates the cogeneration facility located at the Rumford, Maine, paper mill, and a 20% interest in a smaller paper mill headquartered in Wisconsin. At December 31, 2003, the company's 50% ownership in the Northwood Panelboard Company was deemed to be a significant subsidiary under Rule 3-09 under Regulation S-X. During the quarter ended March 31, 2004, the company sold its investment in the Northwood Panelboard Company for proceeds of approximately $30 million. The company's share in the investee earnings, combined with the effects of the sale, resulted in $1 million of earnings before taxes. The Northwood Panelboard assets were written up to fair value at the time of the MeadWestvaco merger.

Summarized income statement data is as follows:

In millions	2004	Years ended December 31 2003	2002
Net sales	$323	$390	$345
Gross profit	44	66	70
Net income	7	42	36

Summarized balance sheet data is as follows:

In millions	2004	December 31 2003
Current assets	$ 71	$ 91
Noncurrent assets	190	246
Current liabilities	(39)	(40)
Noncurrent liabilities	(14)	(29)
Equity	$208	$268

E. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

In millions	2004	December 31 2003
Accounts payable:		
Trade	$500	$345
Other	56	35
	$556	$380
Accrued expenses:		
Taxes, other than income	$ 42	$ 46
Interest	70	73
Payroll and employee benefit costs	401	342
Accrued rebates and allowances	157	158
Environmental and litigation	60	61
Restructuring	22	27
Accrued landfill obligations	35	33
Income taxes payable	35	12
Other	139	115
	$961	$867

F. LONG-TERM DEBT

In millions	2004	December 31 2003
Notes, rates from 2.75% to 8.40%, due 2005-2012	$1,343	$1,686
Debentures, rates from 6.80% to 9.75%, due 2017-2047	1,552	1,552
Sinking Fund Debentures, rates from 7.5% to 7.65%, due 2008-2027	299	299
Medium-term notes	6	12
Pollution Control Revenue Bonds:		
Rates from 5.9%-9.6%, due 2005-2026	16	41
Floating rate, due 2015-2033	–	40
Industrial Revenue Bonds:		
Rates from 5.88%-7.67%, due 2018-2027	205	205
Floating rate, due 2009	17	56
Other bank term loans	58	121
Capital lease obligations	110	150
Notes payable and other	55	76
	3,661	4,238
Less: amounts due within one year	(234)	(269)
Long-term debt	$3,427	$3,969

Outstanding debt maturing in the next five years are (in millions): 2005 – $234; 2006 – $14; 2007 – $207; 2008 – $17; and 2009 – $234.

Capital lease obligations consist primarily of Industrial Development Revenue Bonds and Notes with an average effective rate of 6.1%.

In December 2004, MeadWestvaco negotiated a $1 billion bank credit agreement that expires in December 2009. The company's $1 billion of credit facilities were unused as of December 31, 2004. Borrowings under the agreement can be unsecured domestic or eurodollar notes and at rates approximating prime or the London Interbank Offered Rate (LIBOR) at the company's option. The $1 billion credit agreement contains a financial covenant limiting the percentage of total debt to total capitalization (including deferred taxes) to 55% as well as certain other covenants with which the company is in compliance.

There were $26 million of short-term borrowings at December 31, 2004, related to certain foreign operations and no short-term borrowings at December 31, 2003. The maximum amounts of combined commercial paper outstanding during the years ended December 31, 2004, 2003 and 2002, was $53 million, $752 million and $853 million, respectively. The average amount of commercial paper outstanding during the years ended December 31, 2004, 2003 and 2002, was $4 million, $304 million and $213 million, respectively, with an average interest rate of 1.4%, 1.3% and 2.2%, respectively. There were no commercial paper borrowings at December 31, 2004 and 2003.

On March 19, 2003, MeadWestvaco filed a registration statement with the SEC on Form S-3, covering up to $500 million in debt securities. On November 20, 2003, the company issued $175 million of 2.75% and $125 million of floating rate two-year notes covered by this registration statement for the purpose of repayment of commercial paper. The net proceeds from the sale of the notes were used to repay short-term borrowings having a weighted average interest rate, as of November 20, 2003, of approximately 1.3%. The short-term borrowings repaid were incurred by the company to finance the repayment of long-term indebtedness and for working capital needs. At December 31, 2004, the $125 million of floating rate two-year notes had been repaid.

The company utilized cash provided by operating activities to retire $564 million of higher coupon debt in 2004, primarily in the fourth quarter. The charges incurred to retire the debt in 2004 were insignificant, compared to pretax charges of $26 million and $6 million incurred in 2003 and 2002, respectively.

At December 31, 2004, the book value of financial instruments included in long-term debt was $3.7 billion, and the fair value was estimated to be $4.2 billion. At December 31, 2003, the book value of financial instruments included in long-term debt was $4.2 billion, and the fair value was estimated to be $4.7 billion. The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the company's fixed-rate, long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

G. FINANCIAL INSTRUMENTS

The company uses various derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with interest rate and foreign currency exchange rate fluctuations. The company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the company in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. Although the derivative financial instruments expose the company to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. All derivative instruments are required to be recorded on the consolidated balance sheet as assets or liabilities, measured at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and is recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and financial instruments not designated as hedges are recognized in earnings.

Interest rate risk The company utilizes interest-rate swap agreements to manage some of its interest-rate risk on its debt instruments, including the reset of interest rates on variable-rate debt. As part of an overall strategy to maintain an acceptable level of exposure to interest-rate fluctuations, the company has developed a targeted mix of fixed-rate and variable-rate debt. To efficiently manage this mix, the company may utilize interest-rate swap agreements. The company has interest-rate swaps designated as fair-value hedges of certain fixed-rate borrowings. At December 31, 2003, the company had an interest-rate swap with a notional amount of $50 million, designated as a cash-flow hedge. There were no interest-rate swaps designated as cash-flow hedges at December 31, 2004. The maturity dates on these swaps match the maturity dates of the underlying debt. During the years ended December 31, 2004, 2003 and 2002, the interest-rate swaps were an effective hedge and, therefore, required no charge to earnings due to ineffectiveness under SFAS No. 133. Details on the interest-rate swaps are included below:

In millions	2004	December 31 2003
Notional amount	$675	$925
Fair value	26	43
Carrying amount	2	4
Net unrecognized gain	24	39

Foreign currency risk The company uses foreign currency forward contracts to manage some of the foreign currency exchange risks associated with its international operations. The company utilizes forward contracts, which are short term in duration, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. The forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to hedge the impact of variability of exchange rates on the company's cash flows. Information related to the company's foreign currency forward contracts is as follows:

In millions	2004	December 31 2003
Notional amount	$172	$132
Fair value	–	–
Carrying amount	–	–

H. LEASING ACTIVITIES AND OTHER COMMITMENTS

The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options, which allow the company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months and under capital leases are as follows:

In millions	Operating leases	Capital leases
2005	$ 60	$ 19
2006	43	9
2007	29	6
2008	22	6
2009	17	7
Later years	34	213
Minimum lease payments	$205	260
Less: amounts representing interest		(150)
Capital lease obligations		$110

Rental expense under operating leases was $103 million, $113 million and $115 million for the years ended December 31, 2004, 2003 and 2002, respectively.

I. SHAREHOLDERS' EQUITY

The value included in common stock at December 31, 2004 and 2003, reflects the outstanding shares of common stock at the $0.01 par value.

The company did not repurchase shares of company stock during the years ended December 31, 2004, 2003 and 2002. There have been no repurchase programs in effect since the merger. The company expects to use approximately $500 million to $700 million of the proceeds from the pending sale of the paper business to return value to shareholders through stock repurchases.

At December 31, 2004, there were approximately 204 million preferred stock purchase rights outstanding, each representing the right to purchase 1/100th of a share of Series A Junior Participating Preferred Stock for an exercise price of $150. Pursuant to a Rights Agreement approved by the company's Board of Directors in 2002, in the event a person or group were to acquire a 15% or greater position in the company, each right would become exercisable for 1/100th of a share of preferred stock which would entitle its holder (other than the acquirer) to buy that number of shares of common stock of MeadWestvaco which, at the time of the 15% acquisition, had a market value of two times the exercise price of the rights. If, after the rights have been triggered, an acquiring company were to merge or otherwise combine with the company or MeadWestvaco were to sell 50% or more of its assets or earning power, each right would entitle its holder (other than the acquirer) to buy that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the exercise price of the rights. The rights have no effect on earnings per share until they become exercisable. The rights expire in December 2012. At December 31, 2004, there were authorized and available for issue 30 million shares of preferred stock, par value $0.01 per share, of which six million shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights.

Dividends declared were $0.92 per share in each of the years ended December 31, 2004, 2003 and 2002.

The company's 90% interest in an investment in one of its consolidated subsidiaries includes an obligation by the company to buy back shares (share put) of MeadWestvaco stock issued as part of the purchase price at a fixed rate which approximates $57 million. This obligation is recorded in other long-term obligations. Also, the company guaranteed a fixed value of approximately $11 million to the minority interest holder of the remaining 10% interest in this consolidated investment, which is also included in other long-term obligations. In January 2005, the company purchased the remaining 10% interest in this investment, satisfying the minority interest obligation.

J. STOCK OPTION PLANS

Officers and key employees have been granted stock options under various stock-based compensation plans, all of which have been approved by the shareholders. At December 31, 2004, MeadWestvaco had five stock option plans. There are 27 million shares reserved for the issuance under the 1988 Stock Option and Stock Appreciation Rights Plan, the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, and the 1999 Salaried Employee Stock Incentive Plan for the granting of stock options and stock appreciation rights to key employees. Grants of stock options and other stock-based compensation awards are approved by the Compensation Committee of the Board of Directors. At December 31, 2004, the company had one stock option plan for the granting of up to approximately 375,000 stock options to outside directors. Approximately 1.5 million options were issued in February of 2005, which represents the majority of the options that will be granted under these plans in 2005. The exercise price of all options equals the market price of the company's stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than 10 years from the date of grant. Grants of stock appreciation rights is generally limited to employees of the company located in countries that do not allow local employees to hold stock options of companies.

Options to purchase 1.3 million shares issued under the 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

Under certain employee plans, restricted stock may be granted. During the year ended December 31, 2002, 10,000 shares of restricted stock were granted at the market price of the company's stock on the date of grant. The shares were recorded as expense over the two-year vesting period. During the year ended December 31, 2003, no shares of restricted stock were granted.

Pursuant to the MeadWestvaco Corporation Restricted Stock Plan, restricted common shares may be issued to certain employees and to directors who are not officers or employees of the company. Restricted stock, if any, issued to directors is expensed when awarded. Other than any annual grants to directors, restricted stock is issued from the plan as payment under the company's incentive compensation plan. The incentive compensation under this plan is expensed, as earned, and paid either annually or after a specified time period with a combination of cash and restricted stock. The number of restricted shares awarded to individual participants is based upon the portion of the incentive compensation liability payable in restricted stock divided by the company's stock price at the date of grant. During 2004, there were 245,500 shares of restricted stock granted under this plan, with a vesting period of three years, and as of December 31, 2004, all of these shares of restricted stock were issued and outstanding. Approximately 280,000 shares of restricted common stock were issued in February of 2005 under this plan and the company's Annual and Long-Term Incentive Plan. This award is subject to a three-year vesting restriction, expiring on the third anniversary of the grant date and the satisfaction of performance objectives.

In connection with the merger with Mead, the company assumed all outstanding options granted under Mead stock option plans for employees and directors. Each such option to purchase one share of Mead common stock outstanding at the merger date became fully vested (in accordance with the applicable Mead stock option agreements) and became an option, on the same-terms and conditions, to purchase one share of MeadWestvaco common stock. A total of 9.9 million Mead stock options were outstanding at the merger date. Included in the total purchase price of the transaction is $77 million, representing the estimated fair value of the 9.9 million Mead options based on assumptions as of the date of the announcement of the transaction using a binomial option pricing model.

The historical amounts for Westvaco options outstanding, granted, exercised and cancelled, along with the related weighted average exercise prices, have been adjusted to reflect the conversion of Westvaco shares to MeadWestvaco shares. The following table summarizes activity in the plans:

Shares, in thousands	Options	Weighted average exercise price
Outstanding at December 31, 2001	8,231	$29.27
Granted	1,087	31.18
Mead options assumed	9,880	27.87
Exercised	(1,245)	26.37
Cancelled	(373)	28.44
Outstanding at December 31, 2002	17,580	28.82
Granted	2,216	23.99
Exercised	(943)	22.16
Cancelled	(618)	28.21
Outstanding at December 31, 2003	18,235	28.60
Granted	1,095	28.62
Exercised	(2,816)	26.72
Cancelled	(484)	28.53
Outstanding at December 31, 2004	16,030	28.92

The following table shows various information about stock options outstanding at December 31, 2004:

Shares, in thousands	Range of exercise prices $18.91-$27.14	$27.20-$31.75	$32.99-$41.84	Total
Number outstanding	3,930	10,029	2,071	16,030
Weighted average price	$25.02	$29.49	$33.55	$28.92
Weighted average remaining life (in years)	5.50	4.25	3.16	4.42
Number exercisable	2,711	8,713	2,072	13,496
Weighted average price	$25.50	$29.54	$33.55	$29.35

There were 2.1 million and 2.4 million shares available for grant as of December 31, 2004 and 2003, respectively. At December 31, 2004, approximately 19,000 outstanding options had related limited stock appreciation rights and approximately 113,000 stock appreciation rights were outstanding. The company measures compensation expense related to the stock appreciation rights at the end of each period. The amount by which the quoted market value of the shares of the company's stock covered by a grant exceeds the option price specified under the plan is charged to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur. For all periods presented, the expenses related to stock appreciation rights were not material. There were no exercises of stock appreciation rights for the periods presented.

The company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, as amended, in accounting for its plans. Assumptions used to calculate the pro forma effects of option grants were the following (see *Summary of Significant Accounting Policies* for pro forma disclosures):

	Years ended December 31 2004	2003	2002
Weighted average fair value of options granted during the period using a binomial option pricing model	$7.68	$6.84	$10.11
Weighted average assumptions used for grants:			
Expected dividend yield	3.21%	3.83%	2.96%
Expected volatility	32%	36%	36%
Risk-free interest rate	3.30%	3.27%	4.65%
Expected life of option (in years)	6	6	6

K. EMPLOYEE RETIREMENT, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Retirement plans MeadWestvaco provides retirement benefits for substantially all U.S. and certain non-U.S. employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under unfunded benefit plans. Benefits are based on a final average pay formula for the salaried plans and a unit benefit formula for the bargained hourly plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements.

Net pension income relating to employee retirement benefits was $36 million, $64 million and $130 million for the years ended December 31, 2004, 2003 and 2002, respectively. In accordance with the provisions of SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, settlements, curtailments and termination benefits associated with merger-related and restructuring activities were recorded. Net pension income reflects cumulative favorable investment returns on plan assets. The components of net pension income for each of the periods presented are as follows:

In millions	2004	2003	2002
		Years ended December 31	
Service cost-benefits earned during the period	$ 67	$ 71	$ 65
Interest cost on projected benefit obligation	148	156	146
Expected return on plan assets	(298)	(303)	(315)
Amortization of net transition asset	–	–	(2)
Amortization of prior service cost	11	11	10
Amortization of net gain	(1)	(5)	(28)
Pension income before settlements and curtailments	(73)	(70)	(124)
Settlements	–	1	2
Curtailments	37	5	(8)
Net pension income	$ (36)	$ (64)	$(130)
Minimum pension liability (before taxes)	$ 4	$ 1	$ 7

In January 2005, the company reached an agreement to sell its papers business and related assets. As a result, the company recorded a charge of $37 million relating to special termination benefits and a curtailment loss in the retirement plans. An additional $85 million in settlement losses and a curtailment gain related to the postretirement plan of approximately $35 million are expected to be recorded in 2005 upon the closing of the sale.

The changes in consolidated benefit obligations, plan assets and funded status for the defined benefit and postretirement benefit plans are shown below. The net prepaid pension cost is included in other assets, except for an obligation of $95 million for the unfunded benefit plans and plans with accumulated benefit obligations in excess of plan assets, which is recorded as a long-term liability.

Postretirement benefits MeadWestvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until Medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. The company funds certain medical benefits on a current basis with retirees paying a portion of the costs. Certain retired employees of businesses acquired by the company are covered under other medical plans that differ from current plans in coverage, deductibles and retiree contributions. Effective January 1, 2004, MeadWestvaco modified certain postretirement healthcare benefits to be provided to future retirees. The impact of these changes reduced the postretirement benefit obligation and net postretirement benefit cost by about $68 million, which is being amortized over the remaining life of the eligible employees. Combined with other demographic changes in the plan, the postretirement expense is not expected to change significantly. The components of net postretirement benefits cost for each of the periods presented are as follows:

In millions	2004	2003	2002
		Years ended December 31	
Service cost-benefits earned during the period	$ 7	$ 9	$ 8
Interest cost	12	15	12
Expected return on plan assets	–	(1)	(1)
Net amortization	5	1	(1)
Termination benefits	(1)	1	2
Net postretirement benefits cost	$23	$25	$20

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Act expands Medicare primarily by adding a prescription drug benefit for Medicare-eligible individuals beginning in 2006. The impact of the legislation was a reduction in the company's 2004 postretirement benefit obligation of $5 million and an expected reduction in its 2005 postretirement benefit cost of $1 million.

The following table also sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets at December 31, 2004 and 2003, based on a measurement date of December 31 for each period.

Obligations, assets and funded status

In millions	Retirement benefits Years ended December 31 2004	2003	Postretirement benefits Years ended December 31 2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of period	$2,546	$2,441	$ 211	$ 229
Service cost	67	71	7	9
Interest cost	148	156	12	15
Actuarial (gain) loss	138	44	(28)	40
Plan amendments	10	3	–	(68)
Foreign currency exchange rate changes	6	5	–	–
Employee contributions	1	1	17	14
Termination benefit costs	20	40	(1)	1
Benefits paid (including termination benefits)	(182)	(215)	(32)	(29)
Curtailment gain	(78)	–	(1)	–
Benefit obligation at end of year	$2,676	$2,546	$ 185	$ 211
Change in plan assets:				
Fair value of plan assets at beginning of period	$3,176	$2,732	$ 6	$ 5
Actual return on plan assets	395	643	–	1
Company contributions	15	12	9	15
Foreign currency exchange rate changes	4	3	–	–
Employee contributions	1	1	17	14
Benefits paid (including termination benefits)	(182)	(215)	(32)	(29)
Fair value of plan assets at end of year	$3,409	$3,176	$ –	$ 6
Funded status of the plans:	$ 733	$ 630	$(185)	$(205)
Unrecognized net actuarial loss	164	207	27	68
Unrecognized prior service cost (benefit)	66	103	(61)	(68)
Net pension asset (liability)	$ 963	$ 940	$(219)	$(205)
Amounts recognized in the balance sheet consist of:				
Prepaid pension asset	$1,040	$1,015	$ –	$ –
Accrued benefit liability	(95)	(88)	(219)	(205)
Intangible assets	1	–	–	–
Accumulated other comprehensive income	17	13	–	–
Total net pension asset (liability)	$ 963	$ 940	$(219)	$(205)

The accumulated benefit obligation for all defined benefit plans was $2,529 million and $2,401 million at December 31, 2004 and 2003, respectively.

For plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were:

In millions	December 31 2004	2003
Projected benefit obligation	$143	$116
Accumulated benefit obligation	123	104
Fair value of plan assets	32	35

Assumptions The weighted average assumptions used to determine the company's benefit obligations at December 31:

	2004	2003
Retirement benefits:		
Discount rate	5.75%	6.00%
Rate of compensation increase	4.00%	4.00%
Postretirement benefits:		
Discount rate	5.75%	6.00%

The weighted average assumptions used to determine net pension income and postretirement benefits cost for the years/periods presented:

	Years ended December 31 2004	2003	2002
Retirement benefits:			
Discount rate	6.00%	6.50%	6.69%
Rate of compensation increase	4.00%	4.50%	5.09%
Expected return on plan assets	8.50%	8.50%	8.84%
Postretirement benefits:			
Discount rate	6.00%	6.50%	6.94%
Rate of compensation increase	4.00%	4.50%	5.00%
Expected return on plan assets	6.35%	8.00%	8.00%

MeadWestvaco's approach to developing capital market assumptions combines an analysis of historical performance, the drivers of investment performance by asset class and current economic fundamentals. For returns, the company utilizes a building block approach starting with an inflation expectation and adds an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations for the U.S. Treasury real yield curve. The company derives return assumptions for all other equity and fixed income asset classes by starting with either the U.S. Equity or U.S. Fixed Income return assumption and adding a risk premium, which reflects any additional risk inherent in the asset class.

The annual rate of increase in healthcare costs was assumed to be 13% and 14% at December 31, 2004 and 2003, respectively, declining 1% per year until reaching 6% in 2011 and thereafter. The effect of a 1% increase in the assumed healthcare cost trend rate would increase the December 31, 2004 accumulated postretirement benefit obligation by $9 million and the total service and interest cost for 2004 by $1 million. The effect of a 1% decrease in the assumed healthcare cost trend rate would decrease the December 31, 2004 accumulated postretirement benefit obligation by $9 million and the total service and interest cost for 2004 by $1 million.

The company also has defined contribution plans that cover substantially all U.S. and certain non-U.S. based employees. Expense for company matching contributions under these plans was approximately $37 million, $41 million and $31 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Retirement plan assets The MeadWestvaco retirement plan asset allocation at December 31, 2004 and 2003, long-term target allocation for 2004, and expected long-term rate of return by asset category are as follows:

Asset category:	Target allocation 2005	Percentage of plan assets at December 31 2004	2003	Weighted average expected long-term rate of return 2004
Equity securities	66%	71%	79%	8.77%
Debt securities	21%	26%	17%	5.78%
Real estate	8%	1%	2%	6.88%
Other	5%	2%	2%	9.38%
Total	100%	100%	100%	

The MeadWestvaco Master Retirement Trust maintains a well-diversified investment program through both the long-term allocation of trust fund assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Active management of assets is used in asset classes and strategies where there is the potential to add value over a benchmark. The long-term trust fund asset allocation policy emphasizes the use of the equity class of securities that are expected to provide the long-term growth necessary to cover the growth of the plans' obligations. The policy may also allocate funds to other asset classes that serve to enhance long-term, risk-adjusted return expectations. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. A portion of the overall fund will remain in short-term fixed income investments in order to meet the ongoing operating cash requirements of the plans.

At December 31, 2004 and 2003, equity securities included $82 million and $72 million of company stock, respectively, representing approximately 2% of total plan assets.

Cash flows *Contributions:* The company does not anticipate any required contributions to the U.S.-qualified retirement plans in the foreseeable future as the plans are not required to make any minimum regulatory funding contribution.

The company expects to pay $20 million in benefits to participants of the nonqualified pension and postretirement plans in 2005.

Estimated future benefit payments:

In millions	Retirement benefits	Postretirement benefits
2005	$ 144	$16
2006	151	18
2007	162	18
2008	171	18
2009	176	18
2010-2014	1,020	71

Postemployment benefits MeadWestvaco provides limited postemployment benefits to former or inactive employees, including short-term and long-term disability, workers' compensation and severance.

L. RESTRUCTURING AND OTHER MERGER-RELATED EXPENSES

Year ended December 31, 2004 For the year ended December 31, 2004, MeadWestvaco recorded total pretax charges of $100 million for asset writedowns, facility closures and employee separation costs, of which $89 million and $11 million were recorded within cost of sales and selling, general and administrative expenses, respectively. Of these amounts, $27 million and $9 million were recorded within cost of sales and selling, general and administrative expenses, respectively, in the fourth quarter of 2004. These charges exclude the impairments and other charges recorded in connection with the pending sale of the paper business. See Note R for further information.

Although these charges related to individual segments, such amounts are reflected in corporate and other for segment reporting purposes.

The following table and discussion present additional detail of the 2004 charges by business segment:

In millions	Asset writedowns	Employee costs	Other costs	Total
Packaging	$21	$13	$ 5	$ 39
Consumer and Office Products	18	11	16	45
All other	6	8	2	16
	$45	$32	$23	$100

Packaging: During the year, the company incurred charges of $11 million for asset writedowns, employee separation costs and other restructuring costs related to the closing of a domestic packaging systems plant. The charges included employee separation costs of $2 million related to approximately 140 employees. Most of these employees have separated from the company as of December 31, 2004. The remaining $9 million included $5 million of asset writedowns and $4 million of other closure-related costs.

Additionally, the company recorded charges of $28 million for asset writedowns, employee separation costs and other restructuring-related costs for various consolidation activities in its facilities, primarily in Europe. These charges included $11 million for employee separation costs affecting approximately 300 employees in various facilities, $16 million for asset writedowns, of which $5 million related to the loss on the sale of a consumer packaging plant in Europe, and $1 million for other restructuring-related costs. As of December 31, 2004, most of the affected employees had separated from the company.

Consumer and Office Products: In connection with the company's action to consolidate its consumer and office products operations in North America and close several facilities, certain long-lived assets were determined to be impaired. Charges of $18 million were recorded to write down the affected assets to their estimated fair value under an asset held-for-use model. The company also recorded employee separation costs of $10 million related to approximately 700 employees associated with the facilities. Approximately 550 of the affected employees had separated from the company at December 31, 2004. The remaining employees are expected to separate by the end of 2005. Additional charges of $15 million were recorded for lease termination and other closure-related costs.

During the year, about $1 million was also recorded related to employee separation costs, covering approximately 10 employees, and $1 million for other restructuring-related costs associated with various other actions. As of December 31, 2004, all of the affected employees had separated from the company.

All other: Corporate assets that were written down to their estimated fair value during the year resulted in charges of approximately $4 million. As part of the continuing review of the businesses and various restructuring activities, including the reorganization of corporate functions and other business units, the company recorded charges that included $10 million of employee separation benefits, covering about 150 employees, and $2 million of other restructuring-related costs. Approximately 65% of the employees have separated from the company as of December 31, 2004, and the remaining are expected to separate in 2005. During 2004, the company also reversed charges of $2 million for employee separation benefits that had been recorded.

Additionally, a corporate asset that was sold was written down to its estimated fair value, resulting in a charge of $2 million.

Year ended December 31, 2003 For the year ended December 31, 2003, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $68 million. Approximately $47 million and $21 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges related primarily to actions taken to streamline the packaging operations through the shutdown of a sawmill and three packaging converting plants in Richmond, Virginia, Cleveland, Tennessee, and Newark, Delaware; the realignment of the papers operations; and the reorganization of corporate functions and other business units. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized. Although the charges were not recorded as part of segment results, $37 million related to the Packaging segment, $12 million to the Paper segment, $1 million to the Consumer and Office Products segment, and $23 million to corporate and other. Additionally, in 2003, the company sold two previously written-down facilities, resulting in gains of $5 million recorded by the company.

Year ended December 31, 2002 For the year ended December 31, 2002, MeadWestvaco recorded total pretax restructuring charges and other merger-related costs of $153 million. Approximately $75 million and $78 million were recorded within cost of sales and selling, general and administrative expenses, respectively. The charges were mainly attributable to the shutdown of a paper machine at the Westvaco mill in Luke, Maryland, closure of three consumer and office products envelope plants, the realignment of the consumer packaging operations, and the reorganization of corporate and other business units, principally information technologies, finance, forestry, and purchasing and logistics. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were utilized. Although the charges were not recorded as part of segment results, $23 million related to the Packaging segment, $31 million to the Paper segment, $14 million to the Consumer and Office Products segment, and $85 million to corporate and other.

Summary of all restructuring charges The activity in the accrued restructuring balances related to all of the plans described above was as follows for the year ended December 31, 2002, to the year ended December 31, 2004:

Productivity initiative

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$ –	$ –	$ –
Current charges	8	–	8
Payments	–	–	–
Balance of related accruals at December 31, 2003	8	–	8
Current charges	31	22	53
Change in estimate	(2)	–	(2)
Payments	(26)	(16)	(42)
Balance of related accruals at December 31, 2004	$ 11	$ 6	$ 17

Merger-related restructuring activity

In millions	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$ 22	$ 3	$ 25
Current charges	45	3	48
Payments	(54)	(3)	(57)
Balance of related accruals at December 31, 2003	13	3	16
Current charges	3	1	4
Payments	(13)	(4)	(17)
Balance of related accruals at December 31, 2004	$ 3	$ –	$ 3

M. OTHER INCOME, NET

Components of other income, net are as follows:

In millions	2004	Years ended December 31 2003	2002
Gains on sales of forestland	$(191)	$(106)	$(105)
Interest income	(12)	(12)	(12)
Share of investee earnings	(1)	(21)	(11)
Loss on the extinguishment of debt	1	26	6
Foreign currency transaction losses (gains)	(10)	(1)	14
Gain on the sale of investment in convertible debenture	–	(5)	–
Gain on insurance recovery	–	(12)	–
Other, net	(5)	(3)	4
	$(218)	$(134)	$(104)

The company completed the sale of 170,000 acres of forestlands generating pretax gains of $191 million compared to pretax gains of $106 million on the sale of 742,000 acres of forestlands in 2003. During 2002, the company completed the sale of 186,000 acres of forestlands generating pretax gains of $105 million. In 2003, the company also sold its investment in a convertible debenture for a gain of $5 million and recorded an insurance recovery settlement gain of $12 million related to the reimbursement of certain past defense costs incurred by the company. Included in 2003 is the positive contribution of the Northwood Panelboard investment of $22 million, compared to $1 million in 2004.

N. INCOME TAXES

Earnings (losses) from continuing operations before income taxes is comprised of the following:

In millions	2004	Years ended December 31 2003	2002
U.S. domestic losses	$(640)	$(151)	$(101)
Foreign earnings	186	125	85
	$(454)	$ (26)	$ (16)

The significant components of the income tax provision (benefit) are as follows:

In millions	2004	Years ended December 31 2003	2002
Currently payable:			
U.S. federal	$ –	$ –	$ –
State and local	–	–	–
Foreign	41	12	17
	41	12	17
Deferred:			
U.S. federal	(149)	(78)	(33)
State and local	2	(9)	(8)
Foreign	1	27	(9)
Provision for deferred income taxes	(146)	(60)	(50)
	(105)	(48)	(33)
Allocation to discontinued operations	–	–	22
Income tax provision (benefit)[1]	$(105)	$(48)	$(11)

1 Related to continuing operations.

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

In millions	2004	Years ended December 31 2003	2002
Income tax provision (benefit) computed at the U.S. federal statutory rate of 35%	$(159)	$(10)	$ (5)
State and local income taxes, net of federal benefit	(21)	(10)	(10)
Foreign income tax rate differential	(20)	(10)	(8)
Goodwill impairment	83	–	–
Provision to return adjustment	(5)	–	–
Resolution of prior year tax matters	(4)	(3)	3
Fixed asset deferred tax adjustment	–	(21)	1
Loss of foreign tax credits previously recorded	–	–	3
Valuation allowances	25	11	5
Other permanent differences	(4)	(4)	–
Other	–	(1)	–
Income tax provision (benefit)[1]	$(105)	$(48)	$(11)
Effective tax rate[1]	23.1%	184.6%	68.8%

1 Related to continuing operations.

The principal current and noncurrent deferred tax assets and liabilities are as follows:

In millions	2004	December 31 2003
Deferred tax assets:		
Employee benefits	$ 165	$ 116
Postretirement benefit accrual	74	72
Other accruals and reserves	95	7
Identifiable intangibles	43	34
Paper business asset impairment	151	-
Alternative minimum tax carryforward	132	132
Net operating loss carryforwards	227	295
Other	57	77
Total deferred tax assets	944	733
Valuation allowance	(118)	(89)
Net deferred tax assets	826	644
Deferred tax liabilities:		
Depreciation	(1,596)	(1,577)
Nontaxable pension asset	(364)	(371)
State and local taxes	(132)	(152)
Other	(130)	(107)
Total deferred tax liabilities	(2,222)	(2,207)
Net deferred tax liability	$(1,396)	$(1,563)
Included in the balance sheet:		
Current assets – deferred tax asset	$109	$ 77
Noncurrent net deferred tax liability	(1,505)	(1,640)
Net deferred tax liability	$(1,396)	$(1,563)

The federal net operating loss carryforward is approximately $268 million and is available to reduce federal taxable income through 2023. At December 31, 2004, the company had $132 million of alternative minimum tax credit carryforwards, which do not expire under current law. The company's valuation allowance against deferred tax assets primarily relates to state and foreign tax net operating losses for which the ultimate realization of future benefits is uncertain.

At December 31, 2004 and 2003, no domestic income taxes have been provided on the company's share of undistributed net earnings of overseas operations due to management's intent to reinvest such amounts indefinitely. Those earnings totaled $611 million and $664 million at December 31, 2004 and 2003, respectively, including foreign currency translation adjustments. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable. The company has not yet completed its evaluation of the American Job Creation Act of 2004 provision that allows companies to repatriate earnings from foreign subsidiaries at a reduced U.S. tax rate. The company has not yet determined the amounts, if any, that it will repatriate and will complete its review by December 31, 2005.

The company has operations in tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management's judgment the company has adequate accruals with respect to the ultimate outcome of such audits. Such accruals are included in other long-term obligations and deferred income taxes, and include certain preacquisition contingencies.

There were insignificant amounts of deferred income tax benefit recorded as components of other comprehensive income (loss) during the years ended December 31, 2004 and 2003. There was approximately $2 million of deferred income tax expense provided during the year ended December 31, 2002.

O. ENVIRONMENTAL AND LEGAL MATTERS

The company has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. MeadWestvaco has liabilities of approximately $34 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. Amounts to be charged to this liability are not included in the anticipated capital expenditures previously stated. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $24 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2004, there were approximately 700 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation.

At December 31, 2004, the company has litigation liabilities of approximately $26 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

P. MEADWESTVACO MERGER

On January 29, 2002, Westvaco and Mead consummated a merger of equals to create MeadWestvaco, a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The merger was structured as a stock-for-stock exchange and was accounted for as a purchase transaction under the accounting guidelines for business combinations. Under the terms of the transaction, Mead shareholders received one share of MeadWestvaco stock for each share of Mead stock held, and Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. Mead shareholders also received a cash payment of $1.20 per share (paid by Mead). Westvaco and Mead determined that the relative outstanding share ownership and the designation of certain senior management positions required Westvaco to be the acquiring entity for accounting purposes with the historical financial statements of Westvaco becoming the historical financial statements of MeadWestvaco. The assets and liabilities of the acquired business are included in the company's consolidated balance sheets. Results of Mead's operations have been included in the consolidated statement of operations for approximately 11 months in 2002, since the date of the merger. The purchase price for the acquisition, including transaction costs, has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and such allocation was completed in 2002. The stock-for-stock exchange resulted in the issuance of approximately 99.2 million shares of common stock to fund the value of the merger of $3.1 billion. The merger resulted in $497 million of goodwill with $70 million allocated to the Packaging segment, $236 million allocated to the Paper segment, $183 million allocated to the Consumer and Office Products segment and $8 million allocated to the Specialty Chemicals segment. During 2004 and 2003, adjustments have been made to merger goodwill for contingencies related to various uncertain tax matters related to the merger.

MeadWestvaco established accruals related primarily to employee separation costs, facility closure costs and other actions related to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. Accordingly, these costs did not impact 2002 earnings and were not allocated to segments. The integration actions included:

> The closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. Costs associated with decommissioning the machines and most employee termination benefits for 427 employees totaled $23 million.

> The closure of a plant in Front Royal, Virginia, and other actions taken in the Consumer and Office Products segment affecting 213 employees. Costs associated with these actions made in 2002 totaled $12 million.

> Separating of 103 former Mead corporate personnel employed in a variety of staff positions. The cost of those actions was approximately $42 million.

In addition to the above costs, which are recognized as a component of purchase accounting, MeadWestvaco recorded restructuring and other merger-related costs charged to earnings in 2002 of approximately $153 million, all of which relates to the former Westvaco operations. See Note L for further information.

MeadWestvaco Corporation selected unaudited pro forma combined financial data The following table summarizes, under the purchase method of accounting, selected unaudited pro forma combined statement of operations data for the year ended December 31, 2002, as if the business combination between Westvaco and Mead had been completed at the beginning of the period presented. This selected unaudited pro forma combined financial data is included only for the purposes of illustration, and it does not necessarily indicate what the operating results would have been if the business combination between Westvaco and Mead had been completed on such date. Moreover, this information does not necessarily indicate what the future operating results of the combined company will be. The 2002 information includes 11 months of actual data and one month of pro forma data for Mead. The unaudited pro forma information includes adjustments for income taxes, interest expense, depreciation, depletion and amortization.

Pro forma in millions, except per share Unaudited	2002
Net sales	$7,464
Loss from continuing operations	$ (13)
Net loss[1]	$ (409)
Loss per common share from continuing operations – assuming dilution	$(0.07)
Net loss per common share – assuming dilution[1]	$(2.13)

1 Includes discontinued operations, net of taxes, and cumulative effect of accounting change for the year ended December 31, 2002.

Q. OTHER ACQUISITIONS AND DISPOSITIONS

2004 acquisitions During the second quarter of 2004, MeadWestvaco acquired Aries Packaging for approximately $23 million. Aries Packaging is a machinery systems company in Troyes, France, which supports the company's dairy packaging systems business in Europe and also represents a platform for growth in other markets, and is included in the company's Packaging segment. This acquisition did not have a material impact on the company's consolidated financial statements. The purchase price allocation resulted in approximately $4 million of identifiable intangible assets that will be amortized over their estimated useful lives of 10 years, and goodwill of $12 million. The remainder was primarily allocated to working capital items.

During the third quarter of 2004, the company acquired Tilibra, a manufacturer of school, office and time-management stationery products in Bauru, Sao Paulo state, Brazil, which will help the company extend its consumer and office products franchise in Latin America's largest market, while creating an ideal platform for expansion elsewhere in the region. This acquisition is included in the company's Consumer and Office Products segment. This acquisition did not have a material impact on the company's consolidated financial statements. The purchase price was $74 million and resulted in approximately $25 million of identifiable intangible assets that will be amortized over their estimated useful lives of five to 20 years, and goodwill of $35 million with the remainder allocated to fixed assets and working capital items.

Pro forma results for these acquisitions are not presented, as the transactions were not significant.

2003 acquisitions During the first quarter of 2003, MeadWestvaco acquired AMCAL, a company that designs and supplies licensed calendars, gifts and stationery products, for approximately $12 million. AMCAL is included in the company's Consumer and Office Products segment. This acquisition did not have a material impact on the company's consolidated financial statements. The purchase price allocation resulted in approximately $9 million of identifiable intangible assets that will be amortized over their estimated useful lives of five years.

During the fourth quarter of 2003, the company completed the purchase of the assets of Day Runner, Inc., a designer, developer and distributor of loose-leaf, personal organizers and related products for the retail stationery market. This acquisition is also included in the company's Consumer and Office Products segment. This acquisition did not have a material impact on the company's consolidated financial statements. The purchase price was $43 million and resulted in approximately $20 million of identifiable intangible assets that will be amortized over their estimated useful lives of three to seven years and goodwill of $13 million with the remainder allocated to working capital items.

Pro forma results for these acquisitions are not presented, as the transactions were not significant.

2002 acquisitions During the second quarter of 2002, the company acquired Kartoncraft Limited, a leading Irish producer of pharmaceutical packaging. The purchase price for the acquisition, including transaction costs, has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The business is included in the company's Packaging segment. Kartoncraft, located near Dublin, Ireland, employs approximately 80 people and also produces packaging for consumer electronic, beverage and food applications.

Pro forma results for this acquisition are not presented, as the transaction was not significant.

Dispositions On September 30, 2002, the company sold its Packaging segment's Stevenson, Alabama, corrugating medium mill and related assets, including seven container plants and 82,000 acres of forestlands, to Jefferson Smurfit Corporation (U.S.). Following a strategic review of its businesses, the company determined that the corrugating medium market was not core to its long-term packaging strategy. In accordance with SFAS No. 144, this component of the packaging business is reported in discontinued operations. As a result of the sale, the company incurred an after-tax loss on disposal of $27 million, which has been included in loss from discontinued operations. The book value of these assets was established as part of the purchase price allocation process related to the MeadWestvaco merger.

The following is a summary of the operating results of the discontinued operations from the date of merger through December 31, 2002:

In millions	
Sales	$247
Cost of sales	247
Selling, general and administrative expenses	12
Loss from discontinued operations before income tax benefit	(12)
Income tax benefit	5
Loss from discontinued operations	(7)
Loss on disposal, net of $17 tax benefit	(27)
Loss from discontinued operations	$ (34)

R. PENDING SALE OF PAPER BUSINESS

On January 14, 2005, the company entered into an agreement to sell all of its interests in its printing and writing paper business, related forestlands and other assets to an affiliate of Cerberus Management LLC, a private investment firm, for $2.3 billion in cash. The company estimates that it will incur a pretax accounting loss of $825 million to $840 million ($625 million to $635 million after tax), of which $710 million ($548 million after tax) was recorded in the 2004 fourth quarter. Included in the fourth quarter results was a pretax charge of $668 million ($506 million after tax) for impairments of goodwill and other long-lived assets, most of which was associated with fair value adjustments of the paper business recorded in purchase accounting at the time of the Mead and Westvaco merger. In addition, the company recorded $42 million for other exit-related costs representing primarily pension curtailment losses. The company expects to incur additional costs in 2005 of approximately $115 million to $130 million pretax once the divestiture is completed. The transaction is expected to close in the second quarter of 2005. Upon the closing of the sale transaction, pension assets for certain bargaining hourly employees will be transferred to the buyer to fund benefits earned. As of December 31, 2004, the value of those assets and liabilities was approximately $290 million. Because the exit of the paper business was not approved before year end, the company will report the paper business as a discontinued operation beginning in 2005. Under the guidance of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the assets associated with the pending sale of the paper business will be classified as held for sale and will not be depreciated or amortized while classified as held for sale.

The following table shows the major classes of assets and liabilities that will be disposed of as part of the sale of the paper business:

In millions	December 31 **2004**
Assets	
Accounts receivable, net	$ 200
Inventories	322
Other current assets	16
Property, plant, equipment and forestlands, net	1,922
Other assets	73
Liabilities	
Accounts payable	$ 123
Accrued expenses	143
Other long-term obligations	4

S. CASH FLOWS

Changes in current assets and liabilities, net of acquisitions and dispositions, are as follows:

In millions	**2004**	Years ended December 31 **2003**	**2002**
(Increase) decrease in:			
Receivables	$ (98)	$(11)	$(102)
Inventories	36	(63)	173
Other current assets	(3)	6	(10)
Increase (decrease) in:			
Accounts payable and accrued expenses	268	(17)	(45)
Income taxes payable	15	(6)	–
	$218	$(91)	$ 16

In millions	**2004**	Years ended December 31 **2003**	**2002**
Cash paid for:			
Interest	$283	$320	$303
Less: capitalized interest	(2)	(2)	(5)
Interest paid, net	$281	$318	$298
Income taxes paid (refunded)	$ 19	$ (11)	$ 46

T. BUSINESS SEGMENT INFORMATION

MeadWestvaco's principal business segments are (1) Packaging, (2) Paper, (3) Consumer and Office Products, and (4) Specialty Chemicals. In 2005, the company will exit its paper business.

The Packaging segment produces bleached paperboard, Coated Natural Kraft® linerboard and saturating kraft and packaging for consumer products markets. The Packaging segment also manufactures printed plastic packaging and injection-molded products used for packaging DVDs and CDs. In addition, the Packaging segment designs and produces multiple packaging and packaging systems primarily for the beverage take-home market. This segment's products are manufactured at four domestic mills and two mills located in Brazil; paper, board and plastic are converted into packaging products at plants located in the United States, Brazil, Japan and Europe. These products are sold primarily in North America, with additional markets located in Latin America, Europe, Asia and the Pacific Rim.

The Paper segment is engaged in the manufacturing, marketing and distribution of coated, carbonless and specialty papers. This segment's products are manufactured at seven domestic mills. The results for the company's panelboard investee, through the date of the sale in 2004, are also reflected in this segment's results. Segment results also include charges related to asset impairments of $430 million.

The Consumer and Office Products segment manufactures, markets and distributes school, office, envelope and time-management products to retailers and commercial distributors. This segment's operations are conducted predominantly in North America and Brazil.

The Specialty Chemicals segment manufactures, markets and distributes products at four domestic locations. Major product groups are: activated carbon products; printing ink resins and lignin-based surfactants; and tall oil fatty acid, rosin and derivative products.

Corporate and other includes the company's forestry operations and corporate support staff services and related assets and liabilities, including merger-related goodwill. The results include income and expense items not directly associated with segment operations, such as restructuring charges, legal settlements, net pension income, interest expense, goodwill impairment charges, gains on sales of forestland, paper business-related charges (excluding asset impairment) and other activities.

The segments are measured on operating profits before restructuring charges, interest expense, minority interest, income taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the *Summary of Significant Accounting Policies*. Sales between the segments are recorded primarily at market prices.

No single customer accounted for 10% or more of consolidated trade sales in the periods presented.

			Years ended December 31
In millions	**2004**	**2003**	**2002**
Total sales outside of the United States	$2,623	$2,281	$1,970
Export sales from the United States	1,041	943	880
Long-lived assets located outside the United States	809	793	836
Long-lived assets located in the United States	8,310	9,251	9,637

Financial information by business segment follows:

In millions	Trade	Intersegment	Sales Total	Segment profit (loss)	Depreciation, depletion and amortization	Segment assets	Capital expenditures
Year ended December 31, 2004							
Packaging	$4,394	$ 8	$4,402	$ 431	$370	$ 5,144	$241
Paper	2,301	30	2,331	(457)	224	2,276	87
Consumer and Office Products	1,090	–	1,090	137	37	830	14
Specialty Chemicals	385	26	411	57	21	318	22
Corporate and other	57	33	90	(622)	74	3,113	43
Total	8,227	97	8,324	(454)	726	11,681	407
Intersegment eliminations	–	(97)	(97)	–	–	–	–
Consolidated totals	$8,227	$ –	$8,227	$(454)	$726	$11,681	$407
Year ended December 31, 2003							
Packaging	$4,016	$ 4	$4,020	$ 275	$362	$ 5,235	$236
Paper	2,097	30	2,127	(46)	223	2,961	69
Consumer and Office Products	1,055	–	1,055	126	34	671	11
Specialty Chemicals	331	21	352	45	19	317	20
Corporate and other	54	45	99	(426)	86	3,286	57
Total	7,553	100	7,653	(26)	724	12,470	393
Intersegment eliminations	–	(100)	(100)	–	–	–	–
Consolidated totals	$7,553	$ –	$7,553	$ (26)	$724	$12,470	$393
Year ended December 31, 2002							
Packaging	$3,704	$ 24	$3,728	$ 324	$346	$ 5,139	$263
Paper	2,068	33	2,101	(71)	219	3,003	72
Consumer and Office Products	1,052	1	1,053	131	30	634	10
Specialty Chemicals	324	19	343	57	20	296	19
Corporate and other	94	37	131	(457)	59	3,832	60
Total	7,242	114	7,356	(16)	674	12,904	424
Intersegment eliminations	–	(114)	(114)	–	–	–	–
Consolidated totals	$7,242	$ –	$7,242	$ (16)	$674	$12,904	$424

U. SELECTED QUARTERLY INFORMATION (UNAUDITED)

In millions, except per share data	Years ended December 31 2004[1,3]	2003[2,3]
Sales		
First	$1,833	$1,694
Second	2,095	1,915
Third	2,148	1,999
Fourth	2,151	1,945
Year	$8,227	$7,553
Gross profit		
First	$ 205	$ 181
Second	318	258
Third	357	315
Fourth	318	243
Year	$1,198	$ 997
Income (loss) from continuing operations		
First	$ (2)	$ (71)
Second	47	(6)
Third	105	27
Fourth	(499)	72
Year	$ (349)	$ 22
Net income (loss)		
First	$ (2)	$ (75)
Second	47	(6)
Third	105	27
Fourth	(499)	72
Year	$ (349)	$ 18
Income (loss) from continuing operations per common share – basic and diluted		
First	$ (0.01)	$ (0.36)
Second	0.23	(0.03)
Third	0.52	0.13
Fourth	(2.46)	0.36
Net income (loss) per common share – basic and diluted		
First	$ (0.01)	$ (0.38)
Second	0.23	(0.03)
Third	0.52	0.13
Fourth	(2.46)	0.36

1 First quarter 2004 results include a pretax charge of $10 million, or $0.04 per share, for employee termination costs and the impairment of assets. Second quarter 2004 results include a pretax charge of $6 million, or $0.02 per share, related to asset writedowns, facility closures and employee separation costs. Third quarter 2004 results include a pretax charge of $48 million, or $0.16 per share, related to asset writedowns, facility closures and employee separation costs. Fourth quarter 2004 results include pretax charges of $36 million, or $0.11 per share, related to employee separation costs and charges of $710 million, or $2.70 per share, related to goodwill and asset impairment, and other exit-related costs related to the pending sale of the paper business.

2 First quarter 2003 results include a charge for the cumulative effect of a change in accounting of $4 million, or $0.02 per share, related to the adoption of SFAS No. 143, a pretax charge of $18 million, or $0.05 per share, for employee termination costs and the impairment of assets, and a pretax charge of $8 million, or $0.03 per share, for costs related to the early retirement of debt. Second quarter 2003 results include a pretax charge of $29 million, or $0.09 per share, related to asset writedowns, facility closures and employee separation costs. Third quarter 2003 results include a pretax charge of $6 million, or $0.02 per share, related to asset writedowns, facility closures and employee separation costs. Fourth quarter 2003 results include pretax charges of $15 million, or $0.05 per share, related to employee separation costs and gains of $12 million, or $0.04 per share, on insurance settlements.

3 The company has restated each of its previously reported interim financial statements for the years ended December 31, 2004 and 2003. The following information presents the effects of such restatements.

The company has restated each of its previously reported interim financial statements for the years ended December 31, 2004 and 2003. The previously reported and restated quarterly information (unaudited) is as follows:

In millions, except per share data	Years ended December 31 2004 As previously reported	2004 Restated	Years ended December 31 2003 As previously reported	2003 Restated
Gross profit				
First	$ 207	$ 205	$ 180	$ 181
Second	322	318	258	258
Third	357	357	315	315
Fourth	318	318	243	243
Year	$1,204	$1,198	$ 996	$ 997
Income (loss) from continuing operations				
First	$ (2)	$ (2)	$ (72)	$ (71)
Second	48	47	(7)	(6)
Third	105	105	27	27
Fourth	(499)	(499)	50	72
Year	$ (348)	$ (349)	$ (2)	$ 22
Net income (loss)				
First	$ (2)	$ (2)	$ (76)	$ (75)
Second	48	47	(7)	(6)
Third	105	105	27	27
Fourth	(499)	(499)	50	72
Year	$ (348)	$ (349)	$ (6)	$ 18
Income (loss) from continuing operations per common share - basic and diluted				
First	$ (0.01)	$ (0.01)	$(0.36)	$(0.36)
Second	0.24	0.23	(0.04)	(0.03)
Third	0.52	0.52	0.14	0.13
Fourth	(2.46)	(2.46)	0.25	0.36
Net income (loss) per common share – basic and diluted				
First	$ (0.01)	$ (0.01)	$(0.38)	$(0.38)
Second	0.24	0.23	(0.04)	(0.03)
Third	0.52	0.52	0.14	0.13
Fourth	(2.46)	(2.46)	0.25	0.36

Management's Responsibility For Financial Statements and Report On Internal Control Over Financial Reporting

Management's responsibility for financial statements Management is responsible for the information and representations in the accompanying consolidated financial statements and related notes as well as all other financial information contained in this report. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and by necessity include some amounts determined using informed estimates and assumptions.

PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, was engaged to audit the consolidated financial statements and was responsible for conducting an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. PricewaterhouseCoopers LLP's opinion on the company's consolidated financial statements is stated in their report which is included herein.

The Audit Committee of the Board of Directors, composed solely of non-management directors, meets regularly with the company's management, the internal audit director and representatives of the independent registered public accounting firm to discuss accounting and financial reporting matters, internal control over financial reporting and the nature, scope and results of audits. The Audit Committee meets with the independent registered public accounting firm both with and without management. The Committee also meets with the company's general counsel to review the company's legal compliance program as well as significant litigation issues. The independent registered public accounting firm and the director of internal audit have full and free access to the Audit Committee.

Management's report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the criteria established in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the company did not maintain effective controls over the determination and reporting of the provision for income taxes and related deferred income tax balances. Specifically, the company did not maintain effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances. This deficiency resulted in the restatement of the interim consolidated financial statements for 2004, 2003 and 2002 and the annual consolidated financial statements for 2003 and 2002 as well as audit adjustments to the fourth quarter 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the income tax provision or related deferred income tax balances resulting in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this condition constitutes a material weakness.

Based on its assessment, under the criteria established in *Internal Control-Integrated Framework*, issued by the COSO, management has concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of the material weakness in internal control over financial reporting discussed above.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



John A. Luke, Jr.
Chairman and Chief Executive Officer



E. Mark Rajkowski
Senior Vice President and Chief Financial Officer

March 14, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MeadWestvaco Corporation

We have completed an integrated audit of MeadWestvaco Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of MeadWestvaco Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the summary of significant accounting policies, MeadWestvaco Corporation adopted a new accounting standard for asset retirement obligations as of January 1, 2003 and adopted a new accounting standard for goodwill and other intangible assets as of January 1, 2002.

Internal control over financial reporting Also, we have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that MeadWestvaco Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness relating to the controls over the provision for income taxes and related deferred income tax balances, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. As of December 31, 2004, the Company did not maintain effective controls over the determination and reporting of the provision for income taxes and related deferred income tax balances. Specifically, the Company did not maintain effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances. This deficiency resulted in the restatement of the interim consolidated financial statements for 2004, 2003 and 2002 and the annual consolidated financial statements for 2003 and 2002 as well as audit adjustments to the fourth quarter 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the income tax provision or related deferred income tax balances resulting in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this condition constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that MeadWestvaco Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MeadWestvaco Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the COSO.



PricewaterhouseCoopers LLP

New York, New York
March 14, 2005

Board of Directors

John A. Luke, Jr.
Chairman and Chief Executive Officer
MeadWestvaco Corporation

John G. Breen[1]
Retired Chairman and
Chief Executive Officer
The Sherwin-Williams Company
Committees:
Compensation and
Organization Development (Chairman)
Nominating and Governance

Michael E. Campbell
Chairman, President and
Chief Executive Officer
Arch Chemicals, Inc.
Committees:
Audit (Chairman)
Finance

Dr. Thomas W. Cole, Jr.
President Emeritus
Clark Atlanta University
Committees:
Compensation and
Organization Development
Safety, Health and Environment
(Chairman)

Duane E. Collins
Director and Retired
Chairman of the Board
Parker Hannifin Corporation
Committees:
Audit
Compensation and
Organization Development

William E. Hoglund[1]
Retired Director and
Executive Vice President
Corporate Affairs and
Staff Support Group
General Motors Corporation
Committees:
Finance
Nominating and Governance

James G. Kaiser
Chairman and Chief Executive Officer
Avenir Partners, Inc.
Committees:
Audit
Safety, Health and Environment

Richard B. Kelson
Executive Vice President and
Chief Financial Officer
Alcoa, Inc.
Committees:
Audit
Compensation and
Organization Development

John A. Krol
Retired Chairman and
Chief Executive Officer
E.I. du Pont de Nemours and Company
Committees:
Nominating and Governance
(Chairman)
Safety, Health and Environment

Susan J. Kropf
President and Chief Operating Officer
Avon Products, Inc.
Committees:
Compensation and
Organization Development
Finance

Douglas S. Luke
President and Chief Executive Officer
HL Capital, Inc.
Committees:
Finance (Chairman)
Safety, Health and Environment

Robert C. McCormack
Partner
Trident Capital
Committees:
Compensation and
Organization Development
Nominating and Governance

Jane L. Warner
President
Plexus Systems
Committees:
Audit
Safety, Health and Environment

J. Lawrence Wilson
Retired Chairman and
Chief Executive Officer
Rohm and Haas Company
Committees:
Finance
Nominating and Governance

1 Retiring effective April 26, 2005

MeadWestvaco Management

LEADERSHIP TEAM

John A. Luke, Jr.
Chairman and
Chief Executive Officer

James A. Buzzard
President

E. Mark Rajkowski
Senior Vice President and
Chief Financial Officer

Linda V. Schreiner
Senior Vice President

Mark T. Watkins
Senior Vice President

Wendell L. Willkie, II
Senior Vice President,
General Counsel and Secretary

DIVISION/GROUP LEADERS

Donald F. Armagnac
President, New Ventures

William J. Biedenharn
President, Packaging Systems Division

Robert A. Feeser
President, Packaging Resources Group

Rita V. Foley
President, Consumer Packaging Group

Gilbert M. Gillespie, Jr.
President, Kraft Division

Dr. Jack C. Goldfrank
President, Coated Board Division

Marvin E. Hundley[1]
President, Forestry Division

Neil A. McLachlan
President, Consumer & Office
Products Division

Eugene G. Parker[2]
President, Forestry Division

David A. Reinhart
President, Specialty Papers Division

Peter H. Vogel, Jr.[3]
President, Papers Group

Benjamin F. Ward, Jr.
President, Specialty Chemicals Division

CORPORATE OFFICERS

Rita V. Foley
Senior Vice President

Richard N. Burton
Vice President

Ned W. Massee
Vice President

James M. McGrane
Vice President

Daniel J. McIntyre
Vice President

Peter H. Vogel, Jr.[3]
Vice President

Robert E. Birkenholz
Treasurer

John E. Banu
Controller

John J. Carrara
Associate General Counsel
and Assistant Secretary

1 Effective May 1, 2005
2 Retiring April 30, 2005
3 Upon sale of the paper business, will become president and chief executive officer of the new company.

Worldwide Locations

PACKAGING

Paperboard mills

Cottonton, Alabama
Covington, Virginia
Evadale, Texas
N. Charleston, South Carolina
Tres Barras, Brazil
Valinhos, Brazil

Board extrusion and sheeting plants

Low Moor, Virginia
Silsbee, Texas
Venlo, Netherlands

Consumer packaging plants

Birmingham, United Kingdom
Bydgoszcz, Poland
Caguas, Puerto Rico
Corby, United Kingdom
Dresden, Germany
Dublin, Ireland
Elizabethtown, Kentucky
Enschede, Netherlands
Franklin Park, Illinois
Freden, Germany
Garner, North Carolina
Graz, Austria
Grover, North Carolina
Jacksonville, Illinois
Krakow, Poland
Littlehampton, United Kingdom
London, United Kingdom
Louisa, Virginia
Louisville, Kentucky
Manaus, Brazil
Mebane, North Carolina
Melrose Park, Illinois
Moscow, Russian Federation
Pine Brook, New Jersey
Pittsfield, Massachusetts
Slough, United Kingdom
Svitavy, Czech Republic
Swindon, United Kingdom
Thalgau, Austria
Uden, Netherlands
Valinhos, Brazil
Warrington, Pennsylvania
Warsaw, Poland

Corrugated container plants

Blumenau, Brazil
Fiera de Santana, Brazil
Manaus, Brazil
Pacajus, Brazil
Valinhos, Brazil

Multiple packaging systems plants

Ajax, Canada
Atlanta, Georgia
Bilbao, Spain
Borghetto di Avio, Italy
Bristol, United Kingdom
Chateauroux, France
Chicago, Illinois
Deols, France
Lanett, Alabama
Roosendaal, Netherlands
Shimada, Japan
Smyrna, Georgia
Trier, Germany
Troyes, France

Paxonix

Stamford, Connecticut

CONSUMER & OFFICE PRODUCTS

Consumer and office product plants and distribution centers

Alexandria, Pennsylvania
Bauru, Brazil
Garden Grove, California
Sidney, New York
Toronto, Canada

Envelope plants and print centers

Atlanta, Georgia
Charlotte, North Carolina
Cleveland, Ohio
Dallas, Texas
Danville, Illinois
Denver, Colorado
Enfield, Connecticut
Indianapolis, Indiana
Kenosha, Wisconsin
Los Angeles, California
Tampa, Florida
Williamsburg, Pennsylvania
Worcester, Massachusetts

SPECIALTY CHEMICALS

Covington, Virginia
Delran, New Jersey
DeRidder, Louisiana
N. Charleston, South Carolina
Waynesboro, Georgia
Wickliffe, Kentucky

SPECIALTY PAPERS

Paper mills

Potsdam, New York
South Lee, Massachusetts

RESEARCH CENTERS

Chillicothe, Ohio
Deols, France
Laurel, Maryland
N. Charleston, South Carolina

FORESTRY CENTERS

Phenix City, Alabama
Rupert, West Virginia
Summerville, South Carolina
Tres Barras, Brazil

LUMBER PRODUCTS PLANTS

Cottonton, Alabama
Summerville, South Carolina

PRINCIPAL SALES OFFICES

Aliso Viejo, California
Atlanta, Georgia
Auckland, New Zealand
Bangkok, Thailand
Barcelona, Spain
Belo Horizonte, Brazil
Birmingham, United Kingdom
Blumenau, Brazil
Boulder, Colorado
Bristol, United Kingdom
Brussels, Belgium
Budapest, Hungary
Buenos Aires, Argentina
Bydgoszcz, Poland
Caguas, Puerto Rico
Cape Town, South Africa
Charlotte, North Carolina
Chicago, Illinois
Cincinnati, Ohio
Cleveland, Ohio
Coral Gables, Florida
Corby, United Kingdom
Covington, Virginia
Curitiba, Brazil
Dallas, Texas
Dayton, Ohio
Denver, Colorado
DeRidder, Louisiana
Dublin, Ireland
Dusseldorf, Germany
East Rutherford, New Jersey
Enschede, Netherlands
Epping, Australia
Fiera de Santana, Brazil
Fortaleza, Brazil
Garner, North Carolina
Graz, Austria
Grover, North Carolina
Hong Kong, People's Republic of China
Houston, Texas
Indianapolis, Indiana
Jacksonville, Illinois
Kenosha, Wisconsin
Krakow, Poland
Kuala Lumpur, Malaysia
Littlehampton, United Kingdom
London, United Kingdom
Londrina, Brazil
Los Angeles, California
Louisville, Kentucky
Manaus, Brazil
Maurepas, France
Mebane, North Carolina
Melrose Park, Illinois
Mexico City, Mexico
Milan, Italy
Moscow, Russian Federation
Mumbai, India
Newark, Delaware
New York, New York
N. Charleston, South Carolina
Paris, France
Petrolina, Brazil
Phenix City, Alabama
Pine Brook, New Jersey
Pittsfield, Massachusetts
Porto Alegre, Brazil
Recife, Brazil
Richmond, Virginia
Rio de Janeiro, Brazil
Rochelle Park, New Jersey
Roosendaal, Netherlands
Salvador, Brazil
San Francisco, California
Santiago, Chile
Sao Paulo, Brazil
Schaumburg, Illinois
Seoul, South Korea
Shanghai, People's Republic of China
Singapore
South Lee, Massachusetts
Springfield, Massachusetts
Stamford, Connecticut
Svitavy, Czech Republic
Swindon, United Kingdom
Sydney, Australia
Taipei, Taiwan, Republic of China
Tampa, Florida
Thalgau, Austria
The Woodlands, Texas
Tokyo, Japan
Toronto, Canada
Trier, Germany
Troyes, France
Uberlandia, Brazil
Uden, Netherlands
Valinhos, Brazil
Venlo, Netherlands
Victoria, Australia
Vienna, Austria
Vila Velha, Brazil
Warrington, Pennsylvania
Warsaw, Poland
Wickliffe, Kentucky

Excludes facilities of the paper business which is expected to be sold in the second quarter of 2005.

Shareholder Information

COMPANY PROFILE

MeadWestvaco Corporation is a leading global producer of packaging, consumer and office products, specialty chemicals and specialty papers. The company operates in 29 countries and serves customers in nearly 100 nations, and has been recognized for economic, social and environmental sustainability through selection for the Dow Jones Sustainability World Indexes. MeadWestvaco manages strategically located forestlands according to stringent environmental standards and in conformity with the Sustainable Forestry Initiative.®

WORLD HEADQUARTERS

MeadWestvaco Corporation
One High Ridge Park
Stamford, Connecticut 06905
Telephone 203 461 7400
www.meadwestvaco.com

ANNUAL MEETING OF SHAREHOLDERS

The next meeting of shareholders will be held on
Tuesday, April 26, 2005, at 10:00 AM
MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, Connecticut

STOCK EXCHANGE LISTING

Symbol: MWV New York Stock Exchange

INFORMATION REQUESTS

Corporate Secretary
MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, Connecticut 06905
Telephone 203 461 7500
Toll free in the United States and Canada 800 432 9874

INVESTOR RELATIONS

Mark F. Pomerleau
203 461 7616

COMMUNICATIONS

Donna O. Cox
203 461 7580

DIRECT PURCHASE AND SALES PLAN

The BuyDIRECT℠ Plan, administered by The Bank of New York, provides existing shareholders and interested first-time investors a direct, convenient and affordable alternative for buying and selling MeadWestvaco shares. Contact The Bank of New York for an enrollment form and brochure that describes the plan fully (see contact information below).

TRANSFER AGENT AND REGISTRAR

For BuyDIRECT℠ Plan enrollment and other shareholder inquiries:
MeadWestvaco Corporation
c/o The Bank of New York
PO Box 11258
New York, New York 10286 1258

For BuyDIRECT℠ Plan sales, liquidations, transfers, withdrawals or optional cash investments (please use bottom portion of advice or statement):
The Bank of New York
Administrator, MeadWestvaco Corporation
PO Box 1958
Newark, New Jersey 07101 9774

To send certificates for transfer or changes of addresses:
The Bank of New York
Receive and Deliver Department
PO Box 11002
New York, New York 10286 1002

All telephone inquiries:
866 455 3115, toll free in the United States and Canada
610 382 7833, outside the United States and Canada

All email inquiries:
shareowner-svcs@bankofny.com

On the Internet at:
www.stockbny.com

This year's annual report is printed on Signature True™ premium No.1 text and cover papers.

MeadWestvaco

MeadWestvaco Corporation
World Headquarters
One High Ridge Park
Stamford, Connecticut 06905

www.meadwestvaco.com